UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

BBVA Creating Opportunities

January-September 2017

3Q17

BBVA

JANUARY-SEPTEMBER 2017

JANUARY-SEPTEMBER 2017	BBVA GROUP HIGHLIGHTS	P.2

BBVA Group highlights

BBVA Group highlights (Consolidated figures)

	30-09-17	Δ%	30-09-16	31-12-16
Balance sheet (million euros)
Total assets	690,797	(4.7)	724,627	731,856

Loans and advances to customers (gross)	416,240	(1.6)	422,844	430,474
Deposits from customers	392,865	2.0	385,348	401,465
Other customer funds	137,724	5.3	130,833	132,092
Total customer funds	530,589	2.8	516,181	533,557

Total equity	54,400	(2.7)	55,891	55,428

Income statement (million euros)
Net interest income	13,202	4.2	12,674	17,059
Gross income	18,908	2.6	18,431	24,653
Operating income	9,522	7.2	8,882	11,862
Profit/(loss) before tax	6,015	17.8	5,107	6,392
Net attributable profit	3,449	23.3	2,797	3,475
The BBVA share and share performance ratios
Number of shares (millions)	6,668	2.9	6,480	6.567
Share price (euros)	7.56	40.5	5.38	6.41
Earning per share (euros) (1)	0.49	22.1	0.40	0.49
Book value per share (euros)	7.11	(3.0)	7.33	7.22
Tangible book value per share (euros)	5.79	(1.4)	5.88	5.73
Market capitalization (million euros)	50,416	44.6	34,877	42,118
Yield (dividend/price; %)	3.8		6.9	5.8
Significant ratios (%)
ROE (net attributable profit/average shareholders’ funds) (2)	8.5		7.2	6.7
ROTE (net attributable profit/average shareholders’ funds excluding intangible assets) (2)	10.2		9.0	8.2
ROA (profit or loss for the year/average total assets -ATAs-)	0.82		0.67	0.64
RORWA (profit or loss for the year/average risk-weighted assets)	1.53		1.26	1.19
Efficiency ratio	49.6		51.8	51.9
Cost of risk	0.93		0.92	0.84
NPL ratio	4.5		5.1	4.9
NPL coverage ratio	72		72	70
Capital adequacy ratios (%)
CET1 fully-loaded	11.2		11.0	10.9
CET1 phased-in (3)	11.9		12.3	12.2
Tier 1 phased-in (3)	13.1		13.0	12.9
Total ratio phased-in (3)	15.7		16.0	15.1

Other information
Number of shareholders	900,807	(4.9)	947,244	935,284
Number of employees	132,019	(3.1)	136,244	134,792
Number of branches	8,374	(4.4)	8,761	8,660
Number of ATMs	31,214	1.0	30,890	31,120

(1)	Adjusted by additional Tier 1 instrument remuneration.
(2)	The ROE and ROTE ratios include in the denominator the Group’s average shareholders’ funds, but do not take into account the caption within total equity named “Accumulated other comprehensive income” with an average balance of -€4,260m in January-September 2016, –€4,492m in 2016 and -€6,519m in January-September 2017.
(3)	The capital ratios are calculated under CRD IV from Basel III regulation, applying a 80% phase-in for 2017 and a 60% for 2016.

JANUARY-SEPTEMBER 2017	GROUP INFORMATION	P.3

Group information

Relevant events

Results (pages 4-9)

•	Sustained general growth in more recurring revenue items in practically all geographic areas.

•	Operating expenses remain under control, leading to an improvement in the efficiency ratio in comparison with January- September of the previous year.

•	Impairment losses on financial assets down on the same period of 2016. Inclusion in the third quarter of provisions in the United States stemming from the estimated negative impact of recent natural disasters.

•	As a result, the accumulated net attributable profit is €3,449m, up 23.3% year-on-year.

Balance sheet and business activity (pages 10-11)

•	Loans and advances to customers (gross) continue to increase in emerging economies but decline in Spain and the United States, albeit with some signs of recovery in the latter.

•	Non-performing loans continue to improve in practically all areas, particularly in Spain.

•	Deposits from customers have performed well in all geographical areas, fueled by an increase in more liquid and lower-cost items.

•	In off-balance-sheet-customer funds, the trend in mutual funds continues to be positive.

Solvency (page 12-13)

•	The capital position is above regulatory requirements and the 11% target, with a fully-loaded CET1 ratio of 11.2% as of 30-Sep-2017. This is an increase of around 30 basis points since the end of 2016, primarily due to a reduction in risk-weighted assets (RWAs) and organic generation of earnings.

Risk management (pages 14-16)

•	Positive trend once again in the main credit risk metrics: as of 30-Sep-2017, the NPL ratio closed at 4.5%, the coverage ratio at 72% and the cumulative cost of risk at 0.93%.

Other matters of interest

•	Successful first issuance of €1,500m of senior non-preferred debt.

•	A cash dividend was paid to shareholders on October 10, 2017 against earnings for the 2017 financial year for a gross amount of €0.09 per share.

Transformation

•	BBVA’s global mobile customer base exceeds 15 million, up over 40% year-on-year. Customer smartphone interactions with the Bank are increasing significantly, in line with an expanding number of available services.

Net attributable profit (Million euros)

Net attributable profit breakdown (1) (Percentage. January-September 2017)

(1)	Excludes the Corporate Center.
(2)	Includes the areas Banking activity in Spain and Non Core Real Estate.

Capital	and leverage ratios (Percentage as of 30-09-2017)

NPL an NPL coverage ratios (Percentage)

Digital and mobile costumers (Millions)

JANUARY-SEPTEMBER 2017	GROUP INFORMATION	P.4

Results

BBVA generated a net attributable profit of €3,449m in the first nine months of 2017, a year-on-year increase of 23.3%.

Once again, the key highlights are the good performance of more recurring revenue items, tight control of operating expenses and the reduction in impairment losses on financial assets, which offset a smaller contribution from net trading income (NTI).

Unless expressly indicated otherwise, to better understand the changes in the main headings of the Group’s income statement, the year-on-year percentage changes given below refer to constant exchange rates.

Consolidated income statement: quarterly evolution (Million euros)

	2017			2016
	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	4,399	4,481	4,322	4,385	4,310	4,213	4,152
Net fees and commissions	1,249	1,233	1,223	1,161	1,207	1,189	1,161
Net trading income	347	378	691	379	577	819	357
Dividend income	35	169	43	131	35	257	45
Share of profit or loss of entities accounted for using the equity method	6	(2)	(5)	7	17	(6)	7
Other operating income and expenses	154	77	108	159	52	(26)	66
Gross income	6,189	6,336	6,383	6,222	6,198	6,445	5,788
Operating expenses	(3,075)	(3,175)	(3,137)	(3,243)	(3,216)	(3,159)	(3,174)
Personnel expenses	(1,607)	(1,677)	(1,647)	(1,698)	(1,700)	(1,655)	(1,669)
Other administrative expenses	(1,123)	(1,139)	(1,136)	(1,180)	(1,144)	(1,158)	(1,161)
Depreciation	(344)	(359)	(354)	(365)	(372)	(345)	(344)
Operating income	3,115	3,161	3,246	2,980	2,982	3,287	2,614
Impairment on financial assets (net)	(976)	(997)	(945)	(687)	(1,004)	(1,077)	(1,033)
Provisions (net)	(201)	(193)	(170)	(723)	(201)	(81)	(181)
Other gains (losses)	44	(3)	(66)	(284)	(61)	(75)	(62)
Profit/(loss) before tax	1,981	1,969	2,065	1,285	1,716	2,053	1,338
Income tax	(550)	(546)	(573)	(314)	(465)	(557)	(362)
Profit/(loss) for the year	1,431	1,422	1,492	971	1,251	1,496	976
Non-controlling interests	(288)	(315)	(293)	(293)	(286)	(373)	(266)
Net attributable profit	1,143	1,107	1,199	678	965	1,123	709
Earning per share (euros) (1)	0.16	0.16	0.17	0.09	0.13	0.16	0.10

(1)	Adjusted by additional Tier 1 instrument remuneration.

JANUARY-SEPTEMBER 2017	GROUP INFORMATION	P.5

Consolidated income statement (Million euros)

	Jan.-Sep. 17	Δ%	Δ%at constant exchange rates	Jan.-Sep. 16
Net interest income	13,202	4.2	9.5	12,674
Net fees and commissions	3,705	4.2	8.4	3,557
Net trading income	1,416	(19.2)	(13.3)	1,753
Dividend income	247	(26.4)	(26.2)	336
Share of profit or loss of entities accounted for using the equity method	(1)	n.s.	n.s.	18
Other operating income and expenses	339	267.1	85.2	92
Gross income	18,908	2.6	7.2	18,431
Operating expenses	(9,386)	(1.7)	1.8	(9,549)
Personnel expenses	(4,931)	(1.8)	1.4	(5,024)
Other administrative expenses	(3,398)	(1.9)	1.9	(3,464)
Depreciation	(1,057)	(0.4)	3.5	(1,061)
Operating income	9,522	7.2	13.1	8,882
Impairment on financial assets (net)	(2,917)	(6.3)	(2.7)	(3,114)
Provisions (net)	(564)	21.9	17.0	(463)
Other gains (losses)	(25)	(87.5)	(87.6)	(198)
Profit/(loss) before tax	6,015	17.8	27.0	5,107
Income tax	(1,670)	20.6	33.4	(1,385)
Profit/(loss) for the year	4,345	16.7	24.6	3,722
Non-controlling interests	(896)	(3.1)	11.2	(925)
Net attributable profit	3,449	23.3	28.7	2,797
Earning per share (euros) (1)	0.49			0.40

(1)	Adjusted by additional Tier 1 instrument remuneration.

Gross income

Cumulative gross income grew by 7.2% year-on-year, still strongly supported by the positive performance of the more recurring items.

Net interest income increased by 9.5% in year-on-year terms and 2.4% over the quarter. This positive trend was once again driven by activity growth in emerging economies and good management of customer spreads.

Gross income (Million euros)

Net interest income/ATAs (Percentage)

(1)	At constant exchange rates: +7.2%.

JANUARY-SEPTEMBER 2017	GROUP INFORMATION	P.6

Cumulative net fees and commissions have also performed well (up 8.4% year-on-year and 5.0% over the quarter) in all of the Group’s areas, which reflects appropriate diversification.

As a result, more recurring revenue items (net interest income plus net fees and commissions) have increased by

9.3% year-on-year (3.0% over the last three months).

Net interest income plus fees and commissions (Million euros)

(1)	At constant exchange rates: +9.3%.

NTI slowed over January to September in comparison with the same period of 2016. This is primarily explained by fewer ALCO portfolio sales this year compared to the first nine months of 2016. BBVA Group sold its remaining 0.34% stake in China Citic Bank (CNCB) in the third quarter of 2017.

The dividend income heading mainly includes income from the Group’s stake in the Telefónica group. This figure declined by 26.2% in the first nine months of 2017 compared with the same period last year, due to a reduction in the dividend paid by Telefónica in the second quarter of 2017 from €0.4 to €0.2 per share, and the inclusion of dividends from CNCB in last year’s second quarter figures.

Finally, other operating income and expenses increased by 85.2% year-on-year, largely due to the positive contribution from the insurance business (up 11.7% over the last twelve months). This line also includes the annual pre-tax contribution of €100m paid to the Single Resolution Fund (SRF) in the second quarter of 2017 (€122m in the same period of 2016).

Operating income

Growth in operating expenses continued to slow on a year-on-year basis, to 1.8%. This is due to the cost discipline implemented in all the areas of the Group through efficiency plans that are beginning to deliver results, and the materialization of some synergies (mainly those resulting from the integration of Catalunya Banc-CX-). The largest reductions took place in Spain. In the rest of the geographic areas (Mexico, Turkey, the United States and South America), the year-on-year rate of change in costs was below local inflation.

Operating expenses (Million euros)

(1)	At constant exchange rates: +1.8%.

As a result of the above, the efficiency ratio remained stable at 49.6% (in line with the first half of 2017 and below the 51.8% recorded during the same period of 2016), while cumulative operating income has risen by 13.1% over the last twelve months.

JANUARY-SEPTEMBER 2017	GROUP INFORMATION	P.7

Breakdown of operating expenses and efficiency calculation (Million euros)

	Jan.-Sep. 17	Δ%	Jan.-Sep. 16
Personnel expenses	4,931	(1.8)	5,024
Wages and salaries	3,851	(1.4)	3,908
Employee welfare expenses	710	(1.2)	719
Training expenses and other	370	(6.9)	397
Other administrative expenses	3,398	(1.9)	3,464
Property, fixtures and materials	787	(3.9)	819
IT	767	6.5	720
Communications	210	(8.9)	230
Advertising and publicity	278	(7.0)	299
Corporate expenses	76	3.6	74
Other expenses	935	(6.2)	997
Levies and taxes	346	6.4	325
Administration costs	8,329	(1.9)	8,488
Depreciation	1,057	(0.4)	1,061
Operating expenses	9,386	(1.7)	9,549
Gross income	18,908	2.6	18,431
Efficiency ratio (operating expenses/gross income; %)	49.6		51.8

Efficiency (Million euros) and efficiency ratio (Percentage)	Operating income (Million euros)

(1) At constant exchange rates: +13.1%.
Number of employees	Number of branches

JANUARY-SEPTEMBER 2017	GROUP INFORMATION	P.8

Number of ATMs

Provisions and other

Impairment losses on financial assets fell by 2.7% relative to the same period of 2016. The key highlights by business area are: a reduction in Spain, due to fewer loan-loss provisioning requirements; and a decline in the United States, due to the negative effect of the rating downgrades of certain companies in the energy, metals and mining sectors in the first quarter of 2016. This decline was despite setting aside €54m of provisions in the third quarter for estimated defaults arising from recent hurricanes. Impairment losses also declined in Turkey due to fewer gross additions to NPL. In contrast, Mexico and South America saw an increase, largely linked to the increase in lending activity, and to a lesser extent, to the impact of increased requirements for insolvency provisions associated with some wholesale customers in the case of South America.

Finally, there was also a decline in the allocation to provisions (net) and other gains (losses) (down 13.8% year-on-year), which include, among other, provisions for contingent

Impairment on financial assests (net) (Million euros)

(1)	At constant exchange rates: -2.7%.

liabilities, contributions to pension funds and provisions for property and foreclosed assets and restructuring costs. The latter primarily affect Banking activity in Spain, the area where improving efficiency is a priority focus.

Results

As a result of the above, the Group’s net attributable profit continues to be very positive (up 28.7% year-on-year). It is important to note that since March 2017 this figure includes the additional stake of 9.95% in the capital of Garanti, which has led to a positive impact of around €93m, due to a reduction in the non-controlling interests heading.

By business area, Banking activity in Spain generated a profit of €1,061m, Non Core Real Estate generated a loss of €281m, the United States contributed a profit of €422m, Mexico

€1,616m, Turkey €568m, South America €616m and the Rest of Eurasia €101m.

JANUARY-SEPTEMBER 2017	GROUP INFORMATION	P.9

Net attributable profit (Million euros)

(1)	At constant exchange rates: +28,7%.

ROE and ROTE (1) (Percentage)

(1)	The ROE and ROTE ratios include in the denominator the Group’s average shareholders’ funds, but do not take into account the caption within total equity named “Accumulated other comprehensive income” with an average balance of -€4,260m in January-September 2016, –€4,492m in 2016 and -€6,519m in January-September 2017.

Earning per share (1) (Euros)

(1)	Adjusted by additional Tier 1 instrument remuneration.

ROA and RORWA (Percentage)

JANUARY-SEPTEMBER 2017	GROUP INFORMATION	P.10

Balance sheet and business activity

BBVA Group’s activity is in line with the trends discussed in previous periods. The key developments so far this year are summarized below, with data as of September 30, 2017:

•	Geographic disparity of loans and advances to customers (gross) continued. Lending was increasing in emerging geographies but there has been deleveraging in Spain. In the United States, there has been a decline in lending activity this year, reflecting the area’s strategy for selective growth in the more profitable portfolios, though lending recovered slightly in the third quarter of 2017.

•	Non-performing loans have again declined, thanks to an improvement in nearly all areas, particularly in Spain.

•	In deposits from customers, there was another notable increase across the board in lower-cost products such as current and savings accounts, and a decline in time deposits.

•	Off-balance-sheet funds have continued to increase, mainly mutual and investment funds, as well as other off-balance-sheet funds.

Consolidated balance sheet (Million euros)

	30-09-17	Δ%	31-12-16	30-09-16
Cash, cash balances at central banks and other demand deposits	36,023	(10.0)	40,039	28,958
Financial assets held for trading	65,670	(12.4)	74,950	75,569
Other financial assets designated at fair value through profit or loss	2,848	38.2	2,062	2,104
Available-for-sale financial assets	74,599	(5.8)	79,221	86,673
Loans and receivables	449,564	(3.5)	465,977	459,554
Loans and advances to central banks and credit institutions	36,556	(9.2)	40,268	42,487
Loans and advances to customers	401,734	(3.1)	414,500	406,124
Debt securities	11,275	0.6	11,209	10,943
Held-to-maturity investments	14,010	(20.8)	17,696	19,094
Investments in subsidiaries, joint ventures and associates	1,584	107.0	765	751
Tangible assets	7,963	(10.9)	8,941	9,470
Intangible assets	8,743	(10.7)	9,786	9,503
Other assets	29,793	(8.1)	32,418	32,951

Total assets	690,797	(5.6)	731,856	724,627

Financial liabilities held for trading	45,352	(17.1)	54,675	55,226
Other financial liabilities designated at fair value through profit or loss	2,372	1.5	2,338	2,436
Financial liabilities at amortized cost	559,289	(5.1)	589,210	581,593
Deposits from central banks and credit institutions	84,927	(13.6)	98,241	106,557
Deposits from customers	392,865	(2.1)	401,465	385,348
Debt certificates	69,285	(9.3)	76,375	76,363
Other financial liabilities	12,212	(7.0)	13,129	13,325
Liabilities under insurance contracts	9,665	5.8	9,139	9,274
Other liabilities	19,720	(6.4)	21,066	20,207
Total liabilities	636,397	(5.9)	676,428	668,736

Non-controlling interests	7,069	(12.3)	8,064	8,324
Accumulated other comprehensive income	(7,956)	45.8	(5,458)	(4,681)
Shareholders’ funds	55,287	4.7	52,821	52,248
Total equity	54,400	(1.9)	55,428	55,891

Total equity and liabilities	690,797	(5.6)	731,856	724,627

Memorandum item:
Guarantees given	45,489	(10.0)	50,540	49,969

JANUARY-SEPTEMBER 2017	GROUP INFORMATION	P.11

Loans and advances to customers (gross) (Billion euros)

(1)	At constant exchange rates: +0.8%.

Customer funds (Billion euros)

(1)	At constant exchange rates: +3.4%.

Loans and advances to customers (Million euros)

	30-09-17	Δ%	31-12-16	30-09-16
Public sector	25,828	(6.1)	27,506	29,313
Individuals	169,245	(1.9)	172,476	171,213
Mortgages	117,273	(4.2)	122,439	122,007
Consumer	37,556	6.7	35,195	34,652
Credit cards	14,416	(2.9)	14,842	14,554
Business	184,199	(2.9)	189,733	182,019
Business retail	20,185	(17.1)	24,343	23,786
Other business	164,014	(0.8)	165,391	158,234
Other loans	16,745	(6.2)	17,844	16,710
Non-performing loans	20,222	(11.8)	22,915	23,589
Loans and advances to customers (gross)	416,240	(3.3)	430,474	422,844
Loan-loss provisions	(14,506)	(9.2)	(15,974)	(16,720)
Loans and advances to customers	401,734	(3.1)	414,500	406,124
Memorandum item:
Secured loans	193,520	(4.1)	201,772	200,031

Customer funds (Million euros)

	30-09-17	Δ%	31-12-16	30-09-16
Deposits from customers	392,865	(2.1)	401,465	385,348
Demand deposits	242,566	4.7	231,638	214,816
Time deposits	127,897	(11.4)	144,407	148,379
Assets sold under repurchase agreement	10,442	(5.6)	11,056	8,609
Other deposits	11,959	(16.7)	14,364	13,544
Other customer funds	137,724	4.3	132,092	130,833
Mutual funds and investment companies	60,868	10.6	55,037	54,555
Pension funds	33,615	0.6	33,418	32,628
Other off-balance-sheet funds	3,293	16.3	2,831	3,156
Customer portfolios	39,948	(2.1)	40,805	40,494

Total customer funds	530,589	(0.6)	533,557	516,181

JANUARY-SEPTEMBER 2017	GROUP INFORMATION	P.12

Solvency

Capital base

BBVA Group’s fully-loaded CET1 ratio stood at 11.2% at the end of September 2017, above the target of 11%. This ratio has increased around 30 basis points so far this year, leveraged on organic earning generation and RWA reduction.

In 2017 the capital ratio has been affected by the acquisition of an additional 9.95% stake in Garanti and the sale of CNCB.

These transactions have had a combined negative impact on the ratio of 13 basis points.

As of 30 September, RWAs continued to decline relative to December 2016. This is largely the result of the depreciation of currencies against the euro (in particular, the Turkish lira and U.S. dollar), the improvement in the risk profile of the Group’s portfolio (primarily in Spain), and a €3,000m synthetic securitization in the second quarter, which freed up

€683m in RWAs.

In terms of capital issuances, in the second quarter BBVA S.A. issued €500m in additional tier 1 capital (contingent convertible), which contributed 13 basis points to the total capital ratio. In addition, BBVA Group has undertaken various subordinate capital issues over the year, worth a nominal amount of close to €1,500m. Meanwhile, Garanti in Turkey issued $750m in the second quarter. These transactions compute as Tier 2 capital and had an aggregate impact of some 50 basis points on the Group’s total capital ratio.

Finally, the last “dividend-option” program was completed in April, with holders of 83.28% of rights choosing to receive new shares. On October 10, an interim dividend for 2017 in the amount of €0.09 per share was distributed in line with the shareholder remuneration policy announced in February.

The phased-in CET1 ratio was 11.9% as of 30-Sep-2017, the Tier 1 ratio reached 13.1% and the Tier 2 ratio 2.5%, resulting in a total capital ratio of 15.7%. These levels are above the requirements established by the European Central Bank (ECB) in its SREP letter and the systemic buffers applicable to BBVA Group for 2017 (7.625% for the phased-in CET1 ratio and 11.125% for the total capital ratio).

Finally, the Group maintains a sound leverage ratio: 6.7% under fully-loaded criteria (6.9% phased-in), which continues to be the highest in its peer group.

Evolution of fully-loaded capital ratios (Percentage)

Capital base (1) (Million euros)

	CRD IV phased-in (1)			CRD IV fully-loaded
	30-09-17 (2)	31-12-16	30-09-16	30-09-17 (2)	31-12-16	30-09-16
Common Equity Tier 1 (CET 1)	43,412	47,370	47,801	40,919	42,398	42,762
Tier 1	48,002	50,083	50,545	47,157	48,459	48,771
Tier 2	9,237	8,810	11,635	8,953	8,739	11,716
Total Capital (Tier 1 + Tier 2)	57,239	58,893	62,180	56,110	57,198	60,487

Risk-weighted assets	365,507	388,951	389,814	365,507	388,951	388,862

CET1 (%)	11.9	12.2	12.3	11.2	10.9	11.0
Tier 1 (%)	13.1	12.9	13.0	12.9	12.5	12.5
Tier 2 (%)	2.5	2.3	3.0	2.4	2.2	3.0

Total capital ratio (%)	15.7	15.1	16.0	15.4	14.7	15.6

(1)	The capital ratios are calculated under CRD IV from Basel III regulation, applying a 80% phase-in for 2017 and a 60% for 2016.
(2)	Preliminary data.

JANUARY-SEPTEMBER 2017	GROUP INFORMATION	P.13

Ratings

Since July 2017, none of the credit rating agencies have modified BBVA’s rating. It therefore remains at the levels shown in the accompanying table.

Ratings

Rating agency	Long term	Short term	Outlook
DBRS	A	R-1 (low)	Stable
Fitch	A-	F-2	Stable
Moody’s (1)	Baa1	P-2	Stable
Scope Ratings	A+	S-1	Stable
Standard & Poor’s	BBB+	A-2	Positive

(1)	Additionally, Moody’s assigns an A3 rating to BBVA’s long term deposits.

JANUARY-SEPTEMBER 2017	GROUP INFORMATION	P.14

Risk management

Credit risk

BBVA Group’s risk metrics have continued to perform positively throughout the year :

•	Credit risk fell by 2.1% in the last quarter, and by 3.9% since the end of 2016 (down 0.4% and up 0.1%, respectively, at constant exchange rates). The key factors are: ongoing deleveraging in Spain (partly explained by the decline in the Non Core Real Estate area), Turkey (mainly due to negative exchange rate effects) and, to a lesser degree, the United States (also due to the exchange rate, given that at constant exchange rates there was a slight increase in activity over the quarter). The rest of the geographical areas reported growth (also in constant exchange rate terms). South America posted a decline from the end of December 2016, which is also explained by the unfavorable effect of exchange rates.

•	Non-performing loans continue declining, falling by 6.6% over the quarter and 11.3% relative to December 2016. Almost the entire geographic footprint performed positively, especially Spain.

•	The Group’s NPL ratio continues to improve (down 22 basis points over the last three months and 37 basis points since December 2016) to 4.5% at the close of September 2017, driven by the decline in non-performing loans.

•	Coverage provisions also fell, albeit by less than non-performing loans: down 5.3% on June (down 3.8% excluding exchange-rate effects) and 9.2% lower than December 2016.

•	The NPL coverage ratio closed the first nine months at 72%, an improvement of 105 basis points over the last three months and 162 basis points since December 2016.

•	Finally, the cumulative cost of risk to September stood at 0.93%, in line with the first half of 2017 (0.92%) and 9 percentage points above the overall figure for 2016 (0.84%).

Non-performing loans (Million euros)

Credit risks (1) (Million euros)

	30-09-17	30-06-17	31-03-17	30-12-16	30-09-16
Non-performing loans and guarantees given	20,932	22,422	23,236	23,595	24,253
Credit risks	461,794	471,548	480,517	480,720	472,521
Provisions	15,042	15,878	16,385	16,573	17,397
NPL ratio (%)	4.5	4.8	4.8	4.9	5.1
NPL coverage ratio (%)	72	71	71	70	72

(1)	Include gross loans and advances to customers plus guarantees given.

Non-performing loans evolution (Million euros)

	3Q 17 (1)	2Q 17	1Q 17	4Q 16	3Q 16
Beginning balance	22,422	23,236	23,595	24,253	24,834
Entries	2,250	2,525	2,490	3,000	2,588
Recoveries	(1,999)	(1,930)	(1,698)	(2,141)	(1,784)
Net variation	251	595	792	859	804
Write-offs	(1,575)	(1,070)	(1,132)	(1,403)	(1,220)
Exchange rate differences and other	(165)	(340)	(18)	(115)	(165)
Period-end balance	20,932	22,422	23,236	23,595	24,253
Memorandum item:
Non-performing loans	20,222	21,730	22,572	22,915	23,589
Non-performing guarantees given	710	691	664	680	665

(1)	Preliminary data.

JANUARY-SEPTEMBER 2017	GROUP INFORMATION	P.15

Structural risks

Liquidity and funding

Management of liquidity and funding in BBVA aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance, always in compliance with current regulatory requirements.

A core principle in BBVA’s management of the Group’s liquidity and funding is the financial independence of its banking subsidiaries abroad. This principle prevents the propagation of a liquidity crisis among the Group’s different areas and ensures that the cost of liquidity is correctly reflected in the price formation process.

In the first nine months of 2017, liquidity and funding conditions have remained comfortable across BBVA Group’s global footprint:

•	The financial soundness of the Group’s banks continues to be based on the funding of lending activity, fundamentally through the use of stable customer funds.

•	Activity both on the euro balance sheet and in Mexico has continued to generate liquidity, as deposits have shown a positive trend that has led to a narrowing of the credit gap.

•	In the United States, the credit gap has widened in the first nine months of the year because of the area’s deliberate strategy to control the cost of deposits.

•	Comfortable liquidity situation in Turkey, due to the maintenance of good market conditions in the third quarter, with a stable credit gap.

•	In South America, the liquidity situation remains comfortable, allowing a reduction of the growth of wholesale deposits to match lending activity.

•	In addition, in the third quarter BBVA S.A. successfully completed its first issuance of €1.5 billion in senior non-preferred (SNP) debt. In total, over the first nine months of 2017, BBVA S.A. has accessed the wholesale funding markets for a total of €5 billion, using senior debt (€1 billion in the first quarter and €1.5 billion in the second), Tier 2 debt (€1 billion in the first quarter) and SNP debt (€1.5 billion). A number of private issuance transactions of Tier 2 securities have also been closed for around €500m, and one additional Tier 1 issue of €500m, all in the first half of the year.

•	The long-term wholesale funding markets have remained stable in the other geographical areas where the Group operates.
•	In Turkey, Garanti’s securities issues continue to strengthen its balance-sheet structure. Of note are the following: in the first quarter, senior debt for USD 500m; in the second quarter, subordinate debt for USD 750m, collateralized bonds for an equivalent of €126m, and renewal of the syndicated loan; and in the third quarter, collateralized bonds for an equivalent of €71m.

•	In the United States, BBVA Compass returned to the markets in the second quarter with a 5-year senior debt issue of USD 750m.

•	In Mexico, BBVA Bancomer has carried out two local senior debt issues for a total of €326m with maturities of 3 and 5 years.

•	In South America, BBVA Chile has also made a number of senior issues with maturities ranging from 4 to 10 years on the local market for an equivalent of €558m. In Peru, BBVA Continental has issued €52m on the market with a maturity of 3 years.

•	Short-term funding has continued to perform positively, in a context marked by a high level of liquidity.

•	BBVA’s LCR liquidity coverage ratio continues at levels of over 100%, clearly higher than demanded by regulations (over 80% in 2017), both at Group level and in all its banking subsidiaries.

Foreign exchange

Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises abroad, aims to preserve the Group’s capital adequacy ratios and ensure the stability of its income statement.

The first nine months of 2017 has been marked by:

•	The debate on the removal of negative rates by the ECB and a reduction in the asset purchasing program (QE) in view of the improvement in macroeconomic data.

•	The result of the French elections.

•	Activation of the process for the United Kingdom’s exit from the European Union (Brexit).

•	The gradual interest-rate hike by the Federal Reserve (Fed) and the announcement of a normalization of its balance sheet following positive macroeconomic data (pending inflation figures).

•	Uncertainty with respect to the fiscal and commercial policies of the new U.S. administration, which generated a high level of volatility in the case of the Mexican peso, above all in the first three months of 2017.

JANUARY-SEPTEMBER 2017	GROUP INFORMATION	P.16

In this context, BBVA has maintained its policy of actively hedging its main investments in emerging countries, covering on average between 30% and 50% of earnings expected for 2017 and around 70% of the excess CET1 capital ratio (which is not naturally covered by the ratio itself). In accordance with this policy, at the close of September 2017, the sensitivity of the CET1 ratio to a depreciation of 10% of the main emerging currencies (Mexican peso or Turkish lira) against the euro remains limited to less than 2 basis points, and the coverage level of the expected earnings for 2017 in these two countries would be around 60% in Mexico and 50% in Turkey.

Interest rates

The aim of managing interest-rate risk is to maintain a sustained growth of net interest income in the short and medium term, irrespective of interest-rate fluctuations, while controlling the impact on the capital adequacy ratio through the valuation of the portfolio of available-for-sale assets.

The Group’s banks have fixed-income portfolios to manage the balance-sheet structure. In the first nine months of 2017, the results of this management have been satisfactory, with limited risk strategies in all the Group’s banks.

Finally, the following is worth noting with respect to the monetary policies pursued by the different central banks of the main geographic areas where BBVA operates between January and September 2017:

•	No relevant changes in the Eurozone, where rates remain at 0%.

•	In the United States the upward trend in interest rates continues, with a rise in March and another in June, to 1.25%.

•	In Mexico, Banxico has made four interest-rate hikes so far this year, so the monetary policy level at the close of September is 7%.
•	In Turkey, the period has been marked by the Central Bank’s (CBRT’s) interest-rate hikes, which have increased the average cost of funding to 11.99%.

•	In South America, the monetary authorities have continued their expansive policies, lowering rates in Peru (75 basis points), Colombia (225 basis points) and Chile (100 basis points). In Argentina, where inflation has resisted falling, there has been an increase of 150 basis points.

Economic capital

Consumption of economic risk capital (ERC) at the close of August 2017 stood at €35,334m in consolidated terms, which is equivalent to a decline of 2.0% with respect to the end of May this year (down 0.5% at constant exchange rates). This fall is mainly focused on goodwill (included in equity ERC and due to the depreciation of the dollar against the euro), trading risk (mainly in Spain and Turkey) and fixed assets (focused on asset withdrawals in the Anida Operaciones Singulares unit).

Attributable economic risk capital breakdown

(Percentage as of August 2017)

JANUARY-SEPTEMBER 2017	GROUP INFORMATION	P.17

The BBVA share

Global growth has continued to give signs of improvement. The most recent figures suggest that the economy’s positive performance will extend into the second half of 2017, with relatively stable global GDP growth of around 1% per quarter. Increased trade, the upturn in investment and greater confidence are underpinning this positive performance. There are still no clear signs of inflationary pressure. In this context, the measures taken by the central banks continue to support economic activity, and the financial markets remain relatively calm. Performance in the developed countries continues to be positive, above all in Europe, and is now accompanied by an improved outlook for emerging economies. As a result of the above, global economic growth could be around 3.5% in 2017, according to the latest BBVA Research estimates.

With respect to the main stock-market indices, in Europe both the Stoxx 50 and the Euro Stoxx 50 closed the third quarter with gains of 5.4% and 9.2% respectively since December 2016. In Spain the Ibex 35 fell back slightly over the last three months, but its performance has remained positive since the close of 2016 (up 11.0%). In the United States, the S&P 500 index closed 4.0% up on the level at the close of June, an increase of 12.5% on the last nine months.

The banking sector in Europe has also performed positively over the third quarter. Thus the European bank index Stoxx

Banks, which includes British banks, gained 11.1% in the first nine months of 2017, while the Eurozone bank index, the Euro Stoxx Banks, was up 17.6% in the same period. In contrast, in the United States the S&P Regional Banks index lost 2.1% on the figure at the close of 2016.

The BBVA share has performed positively over the quarter, closing September at €7.56, a quarterly rise of 4.1%, with a cumulative gain of 17.9% since December 2016. This represents a relatively better performance than the European banking sector as a whole and than the Ibex 35.

BBVA share evolution compared with European indices

(Base indice 100=30-09-2016)

The BBVA share and share performance ratios

	30-09-17	31-12-16
Number of shareholders	900,807	935,284
Number of shares issued	6,667,886,580	6,566,615,242
Daily average number of shares traded	35,448,782	47,180,855
Daily average trading (million euros)	247	272
Maximum price (euros)	7.93	6.88
Minimum price (euros)	5.92	4.50
Closing price (euros)	7.56	6.41
Book value per share (euros)	7.11	7.22
Tangible book value per share (euros)	5.79	5.73
Market capitalization (million euros)	50,416	42,118
Yield (dividend/price; %) (1)	3.8	5.8

(1)	Calculated by dividing shareholder remuneration over the last twelve months over the closing price at the end of the period.

In the significant event published on February 1, 2017, BBVA announced its intention of modifying its shareholder remuneration policy to one of a fully cash payment of between 35% and 40% of the profits obtained each year. This policy will be formed each year of an interim dividend (which is expected to be paid in October) and a final dividend (which will be paid out upon completion of the final year and following approval of the application of the result, foreseeably in April). These payouts will be subject to appropriate approval by the corresponding governing bodies. An interim dividend against earnings for the year was paid for a gross amount of €0.09 per share on October 10, 2017.

Shareholder remuneration

(Euros-gross-/share)

As of September 30, 2017, the number of BBVA shares was still 6,668 million, and the number of shareholders was 900,807. Residents in Spain hold 42.8% of the share capital, while the percentage owned by non-resident shareholders stands at 57.2%.

JANUARY-SEPTEMBER 2017	GROUP INFORMATION	P.18

Shareholder structure (30-09-2017)

	Shareholders		Shares
Number of shares	Number	%	Number	%
Up to 150	187,618	20.8	13,336,560	0.2
151 to 450	185,311	20.6	50,640,662	0.8
451 to 1,800	282,461	31.4	274,439,411	4.1
1,801 to 4,500	128,782	14.3	367,042,354	5.5
4,501 to 9,000	59,717	6.6	376,234,352	5.6
9,001 to 45,000	50,454	5.6	878,767,799	13.2
More than 45,001	6,464	0.7	4,707,425,442	70.6

Total	900,807	100.0	6,667,886,580	100.0

BBVA shares are traded on the Continuous Market of the Spanish stock exchanges and also on the stock exchanges in London and Mexico. BBVA American depositary shares (ADS) are traded on the New York Stock Exchange and on the Lima Stock Exchange (Peru), under an exchange agreement between these two markets. Among the main stock market indices, BBVA shares are included on the Ibex 35, Euro Stoxx 50 and Stoxx 50, with a weighting of 9.14%, 2.06% and 1.35% respectively. They are also listed on several sector indices, including the Euro Stoxx Banks, with a weighting of 8.71%, and the Stoxx Banks, with a weighting of 4.47%.

Finally, BBVA maintains a significant presence on a number of international sustainability indices or ESG (environmental, social and governance) indices, which evaluate the performance of companies in this area, as summarized in the table below.

Sustainability indices on which BBVA is listed as of 30-09-2017 (1)

(1)	The inclusion of BBVA in any MSCI index, and the use of MSCI logos, trademarks, service marks or index names herein donot constitute a sponsorship, endorsement or romotion of BBVA by MSCI or any of its affiliates. The MSCI indices are the exclusive property of MSCI. MSCI and MSCI index names and logos are trademarks or service marks of MSCI or its affiliates.

JANUARY-SEPTEMBER 2017	GROUP INFORMATION	P.19

Responsible banking

BBVA has a differential banking model based on seeking out a return adjusted to principles, strict legal compliance, best practices and the creation of long-term value for all stakeholders.

BBVA forms part of the group of 14 banks that have adhered to commitment of the United Nations environmental program (UNEP-FI) to implement the recommendations on finance and climate change published in July by the Financial Stability Board for the G20. This process requires a more sustainable financial system in which investment and finance decisions involve a longer-term vision and incorporate environmental and social factors. BBVA has integrated environmental factors into its decision-making processes for some time; however, it wants to extend this commitment, so it is working on a new Environmental and Social Framework that extends its positive impact in society, strengthens the management of emerging risks and at the same time makes more consistent use of new business opportunities.

BBVA has been named by Actualidad Económica as the best bank and third best company to work for in 2017, based on an analysis of the human resources policies of a hundred companies from all sectors operating in Spain.

Below are other strategic initiatives for responsible banking on which the Group is working.

1. Creation of lasting and more balanced relationships with customers...

... through transparent, clear and responsible communication and financial education in the solutions that we offer. BBVA is developing and collaborating with numerous programs, many for young people.

•	Rescatadores de Talento (Talent Rescuers), which aims to find solutions to the lack of youth employment. In this case, the Group has made available 36 volunteer executives and professionals who are acting as mentors to young people. They are generating a positive social movement that is fostering an improvement in the labor market for them.

•	Valores de Futuro (Future Values), an initiative developed by BBVA in Spain to improve the financial education of young people and promote the values associated with the good use of money. This summer, students of colleges that are finalists in the eighth edition have taken part in the Fundación Colegios del Mundo Unidos championship, a financial education program that has provided them with the skills and experience needed to tackle the environmental, economic and social issues that affect their lives.

2. Full integration of how we do business...

... through responsible business policies, a reputational risk model, and a people-centric culture throughout the Organization.

BBVA and the ONCE Foundation have concluded a collaboration agreement to boost the use of information and communication technologies as support tools for increasing the autonomy and improving of the quality of life of people with disabilities. Among the results is a mobile app designed to make ATM operations easier for people with impaired vision or minor physical or intellectual disabilities.

3. Promotion of responsible and sustainable growth...

... through financial inclusion, sustainable finance, support for SMEs and responsible investment.

BBVA continues to extend its offer of sustainable finance tools and to demonstrate its leadership in the area of green finance. In July it signed the first global green finance deal in project finance format. It also closed the first sustainable loan that the Bank has awarded to a Spanish autonomous region. Finally, it is worth highlighting the recent structuring of a green bond for a European non-Spanish client and the award of the first green project finance loan in Spain.

4. Investment in the community...

... with priority for financial education initiatives for society, entrepreneurship, knowledge and other social causes that are relevant from a local point of view.

In 2017, to celebrate the 10th anniversary of the BBVA Microfinance Foundation it organized the Forum for the

Development of Financial Inclusion, which dealt with the issue of financial inclusion, technological challenges and the role of women in the economy. Over these ten years it has granted more than USD 8.2 billion in loans to vulnerable entrepreneurs, and has become one of the philanthropic initiatives with the biggest social impacts in Latin America.

JANUARY-SEPTEMBER 2017	BUSINESS AREAS	P.20

Business areas

This section presents and analyzes the most relevant aspects of the Group’s different business areas. Specifically, it shows a summary of the income statement and balance sheet, the business activity figures and the most significant ratios in each of them.

In 2017 the reporting structure of BBVA Group’s business areas remains basically the same as in 2016:

•	Banking activity in Spain includes, as in previous years, the Retail Network in Spain, Corporate and Business Banking (CBB), Corporate & Investment Banking (CIB), BBVA Seguros and Asset Management units in Spain. It also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet.

•	Non Core Real Estate covers specialist management in Spain of loans to developers in difficulties and real-estate assets mainly coming from foreclosed assets, originated from both, residential mortgages, as well as loans to developers. New loan production to developers or loans to those that are not in difficulties are managed by Banking activity in Spain.

•	The United States includes the Group’s business activity in the country through the BBVA Compass group and the BBVA New York branch.

•	Mexico basically includes all the banking and insurance businesses carried out by the Group in the country.

•	Turkey includes the activity of the Garanti Group. On March 22nd 2017 BBVA completed the acquisition of a 9.95% additional stake in Garanti. Thus, BBVA’s total stake in the said entity at present amounts to 49.85%.

•	South America basically includes BBVA’s banking and insurance businesses in the region.
•	Rest of Eurasia includes business activity in the rest of Europe and Asia, i.e. the Group’s retail and wholesale businesses in the area.

In addition to the above, all the areas include a remainder made up basically of other businesses and a supplement that includes deletions and allocations not assigned to the units making up the above areas.

Lastly, the Corporate Center is an aggregate that contains the rest of the items that have not been allocated to the business areas, as it corresponds to the Group’s holding function. It includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of equity instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles.

In addition to this geographical breakdown, supplementary information is provided for all the wholesale businesses carried out by BBVA, i.e. Corporate & Investment Banking

(CIB), in the geographical areas where it operates. This aggregate business is considered relevant to better understand the Group because of the characteristics of the customers served, the type of products offered and the risks assumed.

Lastly, as usual, in the case of the Americas, Turkey and CIB areas, the results of applying constant exchange rates are given in addition to the year-on-year variations at current exchange rates.

The information by areas is based on units at the lowest level and/or companies making up the Group, which are assigned to the different areas according to the geographical area in which they carry out their activity.

JANUARY-SEPTEMBER 2017	BUSINESS AREAS	P.21

Major income statement items by business area (Million euros)

		Business areas
	BBVA Group	Banking activity in Spain	Non Core Real Estate	The United States	Mexico	Turkey	South America	Rest of Eurasia	S Business areas	Corporate Center
January-September 17
Net interest income	13,202	2,791	48	1,622	4,078	2,399	2,393	144	13,476	(274)
Gross income	18,908	4,733	(18)	2,172	5,317	3,008	3,340	368	18,920	(13)
Operating income	9,522	2,186	(103)	784	3,486	1,873	1,827	141	10,194	(673)
Profit/(loss) before tax	6,015	1,467	(360)	570	2,208	1,510	1,209	142	6,746	(731)
Net attributable profit	3,449	1,061	(281)	422	1,616	568	616	101	4,103	(654)
January-September 16
Net interest income	12,674	2,904	44	1,421	3,829	2,516	2,182	123	13,018	(344)
Gross income	18,431	4,946	(29)	2,005	4,952	3,255	3,016	368	18,514	(83)
Operating income	8,882	2,254	(120)	640	3,157	1,981	1,606	118	9,635	(753)
Profit/(loss) before tax	5,107	1,323	(443)	399	1,943	1,475	1,196	137	6,029	(922)
Net attributable profit	2,797	933	(315)	298	1,441	464	576	100	3,497	(700)

Gross income(1), operating income(1) and net attributable profit breakdown(1) (Percentage. January-September 2017)

(1)	Excludes the Corporate Center.
(2)	Includes the areas Banking activity in Spain and Non Core Real Estate.

Major balance sheet items and risk-weighted assets by business area (Million euros)

		Business areas
	BBVA Group	Banking activity in Spain	Non Core Real Estate	The United States	Mexico	Turkey	South America	Rest of Eurasia	S Business areas	Corporate Center
30-09-17
Loans and advances to customers	401,734	177,302	4,886	54,358	49,338	53,203	46,990	15,657	401,734	—
Deposits from customers	392,865	183,314	17	57,902	54,932	45,650	44,374	6,676	392,865	—
Off-balance-sheet funds	97,776	60,049	5	—	21,192	3,914	12,249	367	97,776	—
Total assets/liabilities and equity	690,797	312,948	11,583	80,915	97,242	81,010	73,483	18,241	675,422	15,375
Risk-weighted assets	365,507	106,302	9,905	58,244	47,624	64,611	53,923	13,525	354,134	11,373
31-12-16
Loans and advances to customers	414,500	181,137	5,946	61,159	46,474	55,612	48,718	15,325	414,370	130
Deposits from customers	401,465	180,544	24	65,760	50,571	47,244	47,927	9,396	401,465	—
Off-balance-sheet funds	91,287	56,147	8	—	19,111	3,753	11,902	366	91,287	—
Total assets/liabilities and equity	731,856	335,847	13,713	88,902	93,318	84,866	77,918	19,106	713,670	18,186
Risk-weighted assets	388,951	113,194	10,870	65,492	47,863	70,337	57,443	15,637	380,836	8,115

JANUARY-SEPTEMBER 2017	BUSINESS AREAS	P.22

Once the composition of each business area has been defined, certain management criteria are applied, of which the following are particularly important:

•	Risk adjusted return. Calculation of risk adjusted return per transaction, customer, product, segment, unit and/or business area is sustained on ERC, which is based on the concept of unexpected loss at a specific confidence level, depending on the Group’s capital adequacy targets. The calculation of the ERC combines credit risk, market risk, structural balance-sheet risk, equity positions, operational risk, fixed-asset risk and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel III capital accord.
•	Internal transfer prices. BBVA Group has a transfer prices system whose general principles apply in the Bank’s different entities, business areas and units.

•	Allocation of operating expenses. Both direct and indirect costs are allocated to the business areas, except where there is no clearly defined relationship with the businesses, i.e. when they are of a clearly corporate or institutional nature for the Group as a whole.

•	Cross-selling. In some cases, adjustments are required to eliminate shadow accounting entries that are registered in the earnings of two or more units as a result of cross-selling incentives.

Interest rates (Quarterly averages. Percentage)

	2017			2016
	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Official ECB rate	0.00	0.00	0.00	0.00	0.00	0.00	0.04
Euribor 3 months	(0.33)	(0.33)	(0.33)	(0.31)	(0.30)	(0.26)	(0.19)
Euribor 1 year	(0.16)	(0.13)	(0.10)	(0.07)	(0.05)	(0.02)	0.01
USA Federal rates	1.25	1.05	0.80	0.55	0.50	0.50	0.50
TIIE (Mexico)	7.37	7.04	6.41	5.45	4.60	4.08	3.80
CBRT (Turkey)	11.97	11.80	10.10	7.98	7.99	8.50	8.98

Exchange rates (Expressed in currency/euro)

	Year-end exchange rates			Average exchange rates
		Δ% on	Δ% on		Δ% on
	30-09-17	30-09-16	31-12-16	Jan.-Sep. 17	Jan.-Sep. 16
Mexican peso	21.4615	1.3	1.4	21.0018	(2.7)
U.S. dollar	1.1806	(5.5)	(10.7)	1.1138	0.2
Argentine peso	20.7267	(17.1)	(20.0)	18.1120	(10.4)
Chilean peso	751.88	(2.1)	(6.5)	728.33	4.2
Colombian peso	3,472.22	(7.4)	(8.9)	3,278.69	4.1
Peruvian sol	3.8558	(1.4)	(8.4)	3.6347	3.4
Venezuelan bolivar	6,060.61	(77.6)	(68.8)	6,060.61	(77.6)
Turkish lira	4.2013	(20.1)	(11.8)	4.0026	(18.1)

JANUARY-SEPTEMBER 2017	BUSINESS AREAS	P.23

Banking activity in Spain

Highlights

•	Ongoing deleveraging and increase in more liquid customer funds and mutual funds.

•	Good performance of net fees and commissions.

•	Faster decline in operating expenses.

•	Further reduction in the cost of risk.

•	Positive trend in risk indicators.

Business activity (1)

(Year-on-year change. Data as of 30-09-2017)

(1)	Excluding repos.

Net interest income/ATAs

(Percentage)

Operating income

(Million euros)

Net attributable profit

(Million euros)

Breakdown of performing loans under management (1)

(30-09-2017)

(1)	Excluding repos.

Breakdown of customer funds under management (1)

(30-09-2017)

(1)	Excluding repos.

JANUARY-SEPTEMBER 2017	BUSINESS AREAS	P.24

Macro and industry trends

According to the latest information from the National Institute of Statistics (INE), the Spanish economy accelerated again in the second quarter of 2017, registering quarterly GDP growth of 0.9%, thanks to stronger domestic demand and a larger contribution from net exports. The latest available data suggest a moderate slowdown in growth in the second half of 2017 amid greater uncertainty. However, the fundamentals of both domestic and global activity remain supportive of robust growth. BBVA Research forecasts GDP growth will remain above 3% in 2017.

The Spanish banking system continues to operate against the backdrop of a deleveraging economy. According to the latest Bank of Spain data for August, total domestic private-sector lending has fallen by 2.6% over the last twelve months, although cumulative new lending to August rose by 4.4% over the same period (up 6.8% in the case of new lending to households and SMEs, which has risen consistently for 44 consecutive months). Asset quality indicators continue to improve, despite the reduction in lending, thanks to the decline in non-performing loans (down 12.1% year-on-year and 46% on the peak in December 2013). As a result, the NPL ratio for the system as a whole has fallen by 94 basis points over the last twelve months to 8.48% (data as of August 2017). In general, Spanish banks have a comfortable liquidity position. The funding gap (difference between the volume of loans and total deposits) reached a new record low in August, at slightly below 4% of the total balance sheet. Finally, September 2017 data shows that banks increased their recourse to ECB liquidity by 27% over the last twelve months, taking advantage of the final TLTRO (targeted longer-term refinancing operations) auctions.

Activity

Lending (performing loans under management) remains on a downward path, declining by 1.6% to 30-Sep-2017 relative to the end of December 2016 (down 1.2% over the quarter). This was primarily driven by a reduction in the mortgage (down 4.1% over the last nine months and down 0.8% over the quarter) and public sector portfolios (down 8.0% and 6.5% respectively). In contrast, business loans (up 3.6% since 2016 and up 0.9% in the quarter) and consumer finance (up 28.3% and 13.7% respectively) have performed well, driven particularly by the good performance of new loan production with cumulative year-on-year growth figures to September 2017 of 12.3% for companies and 30.7% in consumer finance.

Regarding asset quality, additions to NPLs declined. Despite the decline in lending, this has pushed the NPL ratio for the area down by 8 basis points over the last three months to 5.6%. The coverage ratio stands at 52%.

Financial statements and relevant business indicators

  (Million euros and percentage)

Income statement	Jan.-Sep. 17	Δ%	Jan.-Sep. 16
Net interest income	2,791	(3.9)	2,904
Net fees and commissions	1,173	4.3	1,125
Net trading income	394	(35.6)	611
Other income/expenses	375	22.4	306
of which insurance activities (1)	331	7.3	309
Gross income	4,733	(4.3)	4,946
Operating expenses	(2,547)	(5.4)	(2,692)
Personnel expenses	(1,441)	(4.7)	(1,512)
Other administrative expenses	(866)	(7.5)	(936)
Depreciation	(240)	(1.8)	(244)
Operating income	2,186	(3.0)	2,254
Impairment on financial assets (net)	(429)	(40.5)	(721)
Provisions (net) and other gains (losses)	(290)	37.9	(210)
Profit/(loss) before tax	1,467	10.9	1,323
Income tax	(404)	4.0	(388)
Profit/(loss) for the year	1,063	13.7	935
Non-controlling interests	(2)	3.0	(2)
Net attributable profit	1,061	13.7	933

(1)	Includes premiums received net of estimated technical insurance reserves.

Balance sheets	30-09-17	Δ%	31-12-16
Cash, cash balances at central banks and other demand deposits	9,543	(22.0)	12,230
Financial assets	89,526	(10.8)	100,394
Loans and receivables	207,216	(3.4)	214,497
of which loans and advances to customers	177,302	(2.1)	181,137
Inter-area positions	3,443	(26.1)	4,658
Tangible assets	995	(30.7)	1,435
Other assets	2,224	(15.5)	2,632

Total assets/liabilities and equity	312,948	(6.8)	335,847

Financial liabilities held for trading and designated at fair value through profit or loss	35,885	(11.4)	40,490
Deposits from central banks and credit institutions	50,599	(23.4)	66,029
Deposits from customers	183,314	1.5	180,544
Debt certificates	33,788	(11.8)	38,322
Inter-area positions	—	—	—
Other liabilities	463	(62.1)	1,220
Economic capital allocated	8,898	(3.7)	9,242

Relevant business indicators	30-09-17	Δ%	31-12-16
Loans and advances to customers (gross) (1)	177,249	(1.9)	180,595
Non-performing loans and guarantees given	11,245	(4.9)	11,819
Customer deposits under management (1)	177,173	1.4	174,809
Off-balance-sheet funds (2)	60,049	7.0	56,147
Risk-weighted assets	106,302	(6.1)	113,194
Efficiency ratio (%)	53.8		55.8
NPL ratio (%)	5.6		5.8
NPL coverage ratio (%)	52		53
Cost of risk (%)	0.32		0.32

(1)	Excluding repos.
(2)	Includes mutual funds, pension funds and other off-balance-sheet funds.

JANUARY-SEPTEMBER 2017	BUSINESS AREAS	P.25

Customer deposits under management rose 1.4%, relative to the end of December 2016 and the end of the first half of 2017. Time deposits continue to decline (down 19% so far this year and 5.0% over the quarter), once again offset by an increase in current and savings accounts (up 13.1% and 2.4% respectively).

Finally, off-balance-sheet funds remain on an upward trend with growth of 7.0% over the first nine months and 2.0% over the quarter. This performance continues to be largely driven by the progress made by mutual funds (up 11.1% over the first nine months and 2.7% over the quarter).

Results

The key aspects of the income statement in the area are:

•	Third quarter net interest income remains at very similar levels to the second quarter, thanks to good management of the customer spread. However, the 3.9% year-on-year cumulative decline is the result of lower loan volumes and sales of wholesale portfolios.

•	Good performance of net fees and commissions, thanks mainly to the positive contribution from wholesale businesses. They have increased by 4.3% compared with the same period of 2016.

•	Smaller contribution from NTI relative to the first nine months of 2016, strongly affected by capital gains (€138m before tax) from the VISA deal in the second quarter of the previous year.

•	An increase in the other income/expenses heading of 22.4% year-on-year. A highlight in this category is insurance activities, whose net result (included in this heading) grew by 7.3%, strongly linked to the increase in new policies in the quarter and the low claims ratio. This line also includes a smaller annual contribution to the SRF (€98m before taxes in the second quarter of 2017, compared with €117m in the same period of 2016).

•	As a result, gross income in the area declined by 4.3% year-on-year, mainly due to a smaller volume of lending, sales of wholesale portfolios and the NTI generated in the 2016 VISA deal.

•	Operating expenses continue to decline, by 5.4% relative to the same period of 2016 (down 1.9% in the last quarter). This reduction is still linked to the synergies related to the integration of Catalunya Banc and the continued implementation of efficiency plans.

•	As a result of the above, the efficiency ratio closed at 53.8% (53.4% in the first half of 2017 and 55.8% in 2016) and operating income stands at 3.0% below the first nine months of 2016.

•	Impairment losses on financial assets have declined 40.5% year-on-year as a result of lower loan-loss provisioning requirements. The area’s cumulative cost of risk continues improving, standing at 0.32% as of 30-Sep-2017.

•	Finally, the provisions (net) and other gains (losses) heading increased by 37.9% year-on-year, mainly due to increased restructuring costs, mainly due to increased restructuring costs, above all during the first half of the year.

As a result, the net attributable profit generated by Banking Activity in Spain in the first nine months of 2017 stands at €1,061m, a year-on-year increase of 13.7%, strongly influenced by the positive performance of operating expenses and loan-loss provisions.

JANUARY-SEPTEMBER 2017	BUSINESS AREAS	P.26

Non Core Real Estate

Highlights

•	Data related to the Spanish real-estate sector continues their positive trend.

•	Boost to the area’s strategy, focused on accelerating sales and reducing stock, while aiming to preserve the economic value of assets.

•	Further decline in net exposure and NPLs.

Industry trends

The real-estate sector remains on an upward path, although the pace of growth continues to be unequal across different autonomous regions, highlighting the uneven recovery in the Spanish residential market.

According to the latest available information from the General Council of Spanish Notaries (CIEN), over the first eight months 342,500 homes were sold in Spain in the first eight months of 2017, a year-on-year increase of 15.3%. This increase continues to be underpinned by the positive performance of the economy, although the latest Social Security registration data for August show a slowdown in the pace of job creation, which will have to be monitored carefully in the coming months. Households, meanwhile, remain relatively upbeat regarding the economic outlook.

Demand momentum once again fed through to prices. The price of homes rose 5.6% year-on-year according to the latest figures from the National Institute for Statistics (INE). This rate of increase is slightly higher than at the close of the previous quarter (up 5.3%).

The expansive monetary policy stance continues to impact the cost of finance, which remains at record lows, and is

Evolution of Net exposure to real-estate (Million euros)

supportive of the momentum in the mortgage market. The 12-month Euribor reached a new record low in September (-0.168%). New residential mortgage lending, without stripping out refinancing, increased by 16.8% year-on-year in the first eight months of the year, according to data from the Bank of Spain. Taking into account refinancing, new lending fell by just 0.3% year-on-year in the same period.

Construction activity is still responding to the positive impetus from demand. According to data from the Ministry of Public Works, 49,238 new housing construction permits were approved in the first seven months of the year, up 24.4% on the 39,578 permits which were approved during the same period last year.

Coverage of real-estate exposure

  (Million of euros as of 30-09-17)

	Gross Value	Provisions	Net exposure	% Coverage
Real-estate developer loans (1)	4,791	2,011	2,780	42
Performing	1,434	31	1,403	2
Finished properties	1,041	23	1,018	2
Construction in progress	232	3	229	1
Land	108	4	104	4
Without collateral and other	52	1	51	2
NPL	3,357	1,980	1,377	59
Finished properties	1,270	568	702	45
Construction in progress	150	68	82	46
Land	1,482	966	515	65
Without collateral and other	455	377	78	83
Foreclosed assets	11,937	7,418	4,519	62
Finished properties	7,333	4,049	3,284	55
Construction in progress	599	398	201	66
Land	4,005	2,971	1,034	74
Other real-estate assets (2)	1,047	517	529	49
Real-estate exposure	17,774	9,947	7,828	56

(1)	Compared to Bank of Spain’s Transparency scope (Circular 5/2011 dated November 30), real-estate developer loans do not include €1.2 Bn (September 2017) mainly related to developer performing loans transferred to the Banking activity in Spain unit.
(2)	Other real-estate assets not originated from foreclosures.

JANUARY-SEPTEMBER 2017	BUSINESS AREAS	P.27

Activity

BBVA continues with its strategy of reducing its exposure to the real-estate sector in Spain, both in the developer segment (lending to real-estate developers and real-estate assets on the balance sheet of this area) as well as in other real-estate assets. As of 30-Sep-2017, the net exposure stood at €7,828m, a fall of 23.3% since December 2016, driven primarily by wholesale transactions during the first nine months of the year.

While wholesale sales played a key role in the first half of 2017, in the third quarter BBVA took another important step in its real-estate strategy with the agreement reached with Metrovacesa Suelo y Promoción. As part of this arrangement, the Bank participated in a non-monetary share capital increase, transferring €431m worth of land for construction of homes. In addition, BBVA sold a non-performing loan portfolio. This portfolio had a gross value of around €600m.

Overall, 21,041 units have been sold so far this year at a total sale price of €1,823m. This represents a significant increase on the same period last year, both in the number of units and sales price. The policies and commercial plans established for each asset type will continue in place in 2017 with the aim of accelerating sales and reducing the stock, with specific actions targeted at the product that has spent the longest time on the balance sheet.

In terms of total real-estate exposure, including outstanding loans to developers, foreclosed assets and other assets, the coverage ratio was 56% at the close of September 2017. The coverage ratio of foreclosed assets rose to 62%, a relatively high percentage given the proportion of these assets on the balance sheet.

Non-performing loans have fallen again, thanks to a low volume of net additions to NPL over the period and the previously mentioned sale of a non-performing loan portfolio. The NPL coverage ratio ratio ended 30-Sep-2017 at 61%.

Results

This business area posted a cumulative loss in the first nine months of 2017 of €281m, compared to a loss of €315m in the same period last year. This illustrates a decline in losses together with a significant reduction in real estate exposure.

Financial statements (Million euros)

Income statement	Jan.-Sep. 17	Δ%	Jan.-Sep. 16
Net interest income	48	10.5	44
Net fees and commissions	3	(37.8)	5
Net trading income	(0)	(98.8)	(1)
Other income/expenses	(69)	(9.2)	(76)
Gross income	(18)	(37.5)	(29)
Operating expenses	(84)	(7.6)	(91)
Personnel expenses	(47)	(4.1)	(49)
Other administrative expenses	(24)	5.2	(23)
Depreciation	(14)	(30.8)	(20)
Operating income	(103)	(14.8)	(120)
Impairment on financial assets (net)	(126)	0.5	(125)
Provisions (net) and other gains (losses)	(131)	(33.7)	(198)
Profit/(loss) before tax	(360)	(18.9)	(443)
Income tax	78	(39.4)	129
Profit/(loss) for the year	(282)	(10.6)	(315)
Non-controlling interests	1	n.s.	(0)
Net attributable profit	(281)	(10.9)	(315)

Balance sheet	30-09-17	Δ%	31-12-16
Cash, cash balances at central banks and other demand deposits	12	33.5	9
Financial assets	1,203	109.3	575
Loans and receivables	4,886	(17.8)	5,946
of which loans and advances to customers	4,886	(17.8)	5,946
Inter-area positions	—	—	—
Tangible assets	353	(24.0)	464
Other assets	5,129	(23.7)	6,719

Total assets/liabilities and equity	11,583	(15.5)	13,713

Financial liabilities held for trading and designated at fair value through profit or loss	—	—	—
Deposits from central banks and credit institutions	—	—	—
Deposits from customers	17	(27.9)	24
Debt certificates	794	(4.7)	834
Inter-area positions	7,595	(20.2)	9,520
Other liabilities	0	n.s.	(0)
Economic capital allocated	3,176	(4.7)	3,335
Memorandum item:
Risk-weighted assets	9,905	(8.9)	10,870

JANUARY-SEPTEMBER 2017	BUSINESS AREAS	P.28

The United States

Highlights

•	Recovery in activity in the quarter.

•	Positive performance of net interest income and net fees and commissions.

•	Control of operating expenses.

•	Positive trend in risk indicators.

•	Provisioning affected by recent hurricanes.

Business activity (1)

(Year-on-year change at constant exchange rate. Data as of

30-09-2017)

(1)	Excluding repos.

Net interest income/ATAs

(Percentage. Constant exchange rate)

Operating income

(Million euros at constant exchange rate)

(1)	At current exchange rate: +22.5%.

Net attributable profit

(Million euros at constant exchange rate)

(1)	At current exchange rate: +41.7%

Breakdown of performing loans under management (1)

(30-09-2017)

(1)	Excluding repos.

Breakdown of customer funds under management (1)

(30-09-2017)

(1)	Excluding repos.

JANUARY-SEPTEMBER 2017	BUSINESS AREAS	P.29

Macro and industry trends

According to the latest information from the Bureau of Economic Analysis (BEA), U.S. GDP increased by 3.1% in the second quarter of 2017 in annualized terms, recovering from the significant moderation of the previous two quarters. Although uncertainty remains high, due to both the economic policy and the recent effect of natural disasters, the economic fundamentals are still consistent with the continued moderate growth over the coming quarters. Overall, the advance estimate by BBVA Research is still slightly higher than 2% for 2017, supporting a pick-up in investment, which should offset the moderation expected in consumption as a result of higher inflation and a more gradual improvement than expected in the labor market.

With regard to the currency market, the dollar’s depreciating trend against the euro has heightened year to date, especially since the second quarter. This trend reflects the Fed’s restatement of the gradual normalization of its monetary policy (in a context of moderate growth), combined with a stronger than expected economy in Europe over recent quarters, together with messages from the ECB anticipating the gradual withdrawal of stimuli over 2018. Given the economic performance in the two economies and the commitment of their central banks in the short term, the exchange rate is expected to remain relatively stable.

The U.S. financial system continues in good shape overall. According to the Fed’s latest available data for September, the total volume of bank credit has grown slightly above 4% in year-on-year terms, with different growth in the main items (commercial loans up 6.6%; residential mortgage loans up 3.2%; consumer finance up 8.3%). This growth is combined with a further reduction in the system’s overall NPL ratio, which at the close of the second quarter stood at 1.8%. The trend for total deposits in the system continues slightly upward, with a year-on-year growth of 2.6% (information also through September).

Activity

All the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate, unless expressly stated otherwise. These rates, together with changes at current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

Financial statements and relevant business indicators

  (Million euros and percentage)

Income statement	Jan.-Sep. 17	Δ%	Δ%(1)	Jan.-Sep. 16
Net interest income	1,622	14.2	14.0	1,421
Net fees and commissions	496	3.9	3.9	477
Net trading income	78	(33.1)	(32.8)	117
Other income/expenses	(23)	151.2	144.3	(9)
Gross income	2,172	8.3	8.3	2,005
Operating expenses	(1,388)	1.7	1.6	(1,365)
Personnel expenses	(799)	(0.4)	(0.4)	(802)
Other administrative expenses	(447)	5.9	5.9	(422)
Depreciation	(142)	0.7	0.6	(141)
Operating income	784	22.5	22.5	640
Impairment on financial assets (net)	(197)	(2.0)	(2.3)	(201)
Provisions (net) and other gains (losses)	(18)	(57.0)	(56.9)	(41)
Profit/(loss) before tax	570	43.0	43.3	399
Income tax	(148)	47.0	46.9	(101)
Profit/(loss) for the year	422	41.7	42.0	298
Non-controlling interests	—	—	—	—
Net attributable profit	422	41.7	42.0	298

Balance sheets	30-09-17	Δ%	Δ%(1)	31-12-16
Cash, cash balances at central banks and other demand deposits	10,779	35.4	51.6	7,963
Financial assets	11,273	(22.7)	(13.4)	14,581
Loans and receivables	55,828	(11.3)	(0.7)	62,962
of which loans and advances to customers	54,358	(11.1)	(0.5)	61,159
Inter-area positions	—	—	—	—
Tangible assets	673	(14.5)	(4.2)	787
Other assets	2,362	(9.4)	1.4	2,609

Total assets/liabilities and equity	80,915	(9.0)	1.9	88,902

Financial liabilities held for trading and designated at fair value through profit or loss	442	(84.8)	(82.9)	2,901
Deposits from central banks and credit institutions	3,976	14.5	28.2	3,473
Deposits from customers	57,902	(11.9)	(1.4)	65,760
Debt certificates	2,399	(1.9)	9.9	2,446
Inter-area positions	7,534	54.5	73.1	4,875
Other liabilities	5,912	(2.6)	9.1	6,068
Economic capital allocated	2,750	(18.6)	(8.8)	3,379

Relevant business indicators	30-09-17	Δ%	Δ%(1)	31-12-16
Loans and advances to customers (gross) (2)	55,099	(11.1)	(0.5)	62,000
Non-performing loans and guarantees given	684	(29.9)	(21.5)	976
Customer deposits under management (2)	53,932	(14.7)	(4.4)	63,195
Off-balance-sheet funds (3)	—	—	—	—
Risk-weighted assets	58,244	(11.1)	(0.4)	65,492
Efficiency ratio (%)	63.9			68.1
NPL ratio (%)	1.2			1.5
NPL coverage ratio (%)	119			94
Cost of risk (%)	0.45			0.37

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance-sheet funds.

JANUARY-SEPTEMBER 2017	BUSINESS AREAS	P.30

Lending activity (performing loans under management) continues the trend to moderation which began in the second half of 2015. This trend is the result of the area’s selective growth strategy in the most profitable portfolios and segments that represent more efficient capital consumption. As a result, as of 30-Sep-2017, there was a decrease of 1.1% overall in this heading since the close of 2016; although there has been a slight increase of 0.6% over the quarter, as the volume of new production has exceeded that of repayments. By portfolios, growth is primarily focused on consumer loans (up 1.9% in the last nine months and up 1.5% over the quarter) and in some categories of commercial loans (commercial real-estate, mortgage-backed loans, and above all credit cards).

The main asset quality indicators continue to be positive, both over the quarter and so far this year. The NPL ratio closed

September at 1.2% and the NPL coverage ratio closed at 119%.

Customer deposits under management declined over the last nine months (by 4.4%), although they rose slightly by 0.5%, over the quarter, in line with customer lending.

Results

The United States has generated a cumulative net attributable profit through September 2017 of €422m, significantly higher than in the same period last year, primarily due to more recurring revenues, operating costs held in check and lower impairment losses on financial assets. The most relevant aspects of the area’s income statement are as follows:

•	Net interest income continues to perform positively, with a cumulative figure rising by 14.0% in year-on-year terms. This is due to the combined result of the strategic measures adopted by BBVA Compass to improve loan yields and reduce the cost of liabilities (deposits and wholesale funding), as well as the Fed’s interest-rate hikes (December 2016, March and June 2017).

•	Cumulative income from fees and commissions up to September reported an increase of 3.9%. There was an outstanding performance in practically all items, except those generated by investment banking and advisory services, which declined year-on-year.

•	Reduction of 32.8% in NTI compared with the figure for the same period in the previous year. The positive performance of the Global Markets unit, particularly in the first part of the semester, was below the figure for capital gains from portfolio sales in the same period in 2016.

•	Containment of operating expenses, which rose only 1.6% in year-on-year terms. Increased general expenses have largely been offset by a decline in amortization of intangible assets. Personnel expenses decreased 0.4% for the same period.

•	Impairment losses on financial assets were significantly down on the same period in 2016 (by 2.3%), when (above all in the first quarter) provisions were allocated in response to the rating downgrade of some companies operating in the energy (exploration & production) and metal & mining (basic materials) sectors. However, there was a rise in the third quarter of 2017, versus the previous quarter, closely linked to the impact of the recent natural disasters in the country. Provisions associated with potentially impacted loans as a result of these natural disasters, amount to €54m. As a result, the cumulative cost of risk as of 30-Sep-2017 was 0.45%.

JANUARY-SEPTEMBER 2017	BUSINESS AREAS	P.31

Mexico

Highlights

•	Good performance in activity.

•	Positive trend in customer spreads.

•	Costs continue to increase below gross income, and double-digit year-on-year growth in net attributable profit.

•	Stable asset quality indicators.

Business activity (1)

(Year-on-year change at constant exchange rate. Data as of 30-09-2017)

(1)	Excluding repos.

Net interest income/ATAs

(Percentage. Constant exchange rate)

Operating income

(Million euros at constant exchange rate)

(1)	At current exchange rate: +10.4%.

Net attributable profit

(Million euros at constant exchange rate)

(1)	At current exchange rate: +12.1%.

Breakdown of performing loans under management (1)

(30-09-2017)

(1)	Excluding repos.

Breakdown of customer funds under management (1)

(30-09-2017)

(1)	Excluding repos.

JANUARY-SEPTEMBER 2017	BUSINESS AREAS	P.32

Macro and industry trends

Activity growth in Mexico was stronger than expected in the first six months of the year. Dynamic private consumption and, on the supply side, the strength of the services sector

(compared to a more subdued industrial sector) were the main drivers of growth. The negative impacts of the recent earthquakes are not expected to be very significant. In fact, they could have a positive impact on activity over the medium-term, primarily due to the reconstruction effort. Given this situation, BBVA Research is more optimistic about the level of expected growth in 2017, although the economy is set to slow in the second half of the year relative to the first six months.

Headline inflation appears to have peaked in August, while core inflation continues to stabilize. A gradual deceleration is expected for the rest of the year. Against this backdrop, with Banxico maintaining the key policy rate on hold, the monetary policy stance is hardening.

The Mexican banking system has sustained very favorable capital adequacy and asset quality indicators for a number of years. According to the latest data released by the National Securities Banking Commission (CNBV), the capital adequacy ratio stood at 15.65% at the close of July 2017, well above minimum requirements. The total volume of lending in the system increased by 10.9% year-on-year through August 2017, with a lower NPL ratio of 2.12% (30 basis points below last year) and a coverage ratio of 159% (11 percentage points above August 2016). All the main loan portfolios saw year-on-year growth of close to or slightly above 10%. Deposits from customers in the system (demand and time) rose by 10.0% year-on-year, also through August 2017.

Activity

All rates of change given below, for both activity and earnings, will be given at constant exchange rate, unless expressly stated otherwise. These rates, together with changes at current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

BBVA’s loan-book (performing loans under management) in Mexico increased by 4.5% since December 2016 and 2.1% over the third quarter. As a result, BBVA Bancomer retains its leadership position, with a market share for its performing portfolio of 23.2% (according to the latest local information from the CNBV as of August 2017).

Financial statements and relevant business indicators

  (Million euros and percentage)

Income statement	Jan.-Sep. 17	Δ%	Δ%(1)	Jan.-Sep. 16
Net interest income	4,078	6.5	9.5	3,829
Net fees and commissions	906	6.6	9.7	849
Net trading income	180	27.9	31.5	141
Other income/expenses	152	15.5	18.7	132
Gross income	5,317	7.4	10.4	4,952
Operating expenses	(1,831)	2.0	4.9	(1,795)
Personnel expenses	(789)	2.1	4.9	(773)
Other administrative expenses	(847)	1.1	3.9	(838)
Depreciation	(195)	6.1	9.1	(183)
Operating income	3,486	10.4	13.5	3,157
Impairment on financial assets (net)	(1,269)	6.0	8.9	(1,198)
Provisions (net) and other gains (losses)	(9)	(44.0)	(42.4)	(16)
Profit/(loss) before tax	2,208	13.7	16.9	1,943
Income tax	(592)	18.2	21.5	(501)
Profit/(loss) for the year	1,616	12.1	15.2	1,442
Non-controlling interests	(0)	(50.4)	(49.0)	(1)

Net attributable profit	1,616	12.1	15.3	1,441

Balance sheets	30-09-17	Δ%	Δ%(1)	31-12-16
Cash, cash balances at central banks and other demand deposits	4,228	(18.6)	(19.7)	5,192
Financial assets	29,910	(4.4)	(5.7)	31,273
Loans and receivables	51,302	6.9	5.4	47,997
of which loans and advances to customers	49,338	6.2	4.6	46,474
Tangible assets	1,897	(3.1)	(4.5)	1,957
Other assets	9,905	43.6	41.5	6,900

Total assets/liabilities and equity	97,242	4.2	2.7	93,318

Financial liabilities held for trading and designated at fair value through profit or loss	8,322	(16.4)	(17.6)	9,961
Deposits from central banks and credit institutions	7,657	29.3	27.4	5,923
Deposits from customers	54,932	8.6	7.1	50,571
Debt certificates	7,973	(7.4)	(8.7)	8,611
Other liabilities	14,416	3.4	1.9	13,941
Economic capital allocated	3,942	(8.6)	(9.9)	4,311

Relevant business indicators	30-09-17	Δ%	Δ%(1)	31-12-16
Loans and advances to customers (gross) (2)	50,779	6.1	4.6	47,865
Non-performing loans and guarantees given	1,225	6.3	4.8	1,152
Customer deposits under management (2)	46,991	11.9	10.3	41,989
Off-balance-sheet funds (3)	21,192	10.9	9.3	19.111
Risk-weighted assets	47,624	(0.5)	(1.9)	47.863
Efficiency ratio (%)	34.4			35.4
NPL ratio (%)	2.3			2.3
NPL coverage ratio (%)	126			127
Cost of risk (%)	3.36			3.40

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance-sheet funds.

JANUARY-SEPTEMBER 2017	BUSINESS AREAS	P.33

The weight of the retail and wholesale portfolios was practically equal at the end of September (50% and 50% respectively). Wholesale lending was up 4.1% since December and 3.0% over the quarter. Business loans continue to perform particularly well, including loans to corporate clients and mid-sized companies, rising by 7.3% so far this year excluding developer loans. Meanwhile lending to housing developers has remained on a positive trend since last year, with an increase of 6.3% in the first nine months of the year.

The retail portfolio has registered growth of 4.9% since December 2016 and 1.2% over the third quarter. This portfolio continues to be buoyed mainly by lending to SMEs and for auto finance, which rose 10.6% and 9.1% respectively over the last nine months. Meanwhile, credit cards declined by 0.7% over the same period, though new production during the first nine months of the year rose by 9.1% year-on-year. The mortgage portfolio continues to show the effect of maturities on the overall amount, which has increased by 4.7% since December 2016.

These developments in lending have been accompanied by asset quality indicators which remained stable relative to June 30, 2017 and March 31, 2017. Accordingly, the NPL and NPL coverage ratios stood at 2.3% and 126% respectively at the end of September.

Total customer funds (customer deposits under management, mutual funds and other off-balance-sheet funds) posted year-on-year growth of 10.0% over the first nine months (up 6.1% in the third quarter). All items continued to perform positively: current and savings accounts rose 9.8% year-on-year (up 6.0% over the quarter), and time deposits grew by 12.6% (up 8.9% over the quarter). BBVA in Mexico has a profitable funding mix with low-cost items continuing to account for over 80% of total customer deposits under management. Mutual funds registered growth of 8.3% on the close of 2016 and 4.7% relative to the end of the second quarter of 2017.

Results

The highlights of Mexico’s cumulative income statement to September 2017 are summarized below:

•	Positive performance of net interest income, with a year-on-year increase of 9.5%, driven primarily by greater activity volumes and the favorable development of customer spreads.

•	Good performance of net fees and commissions, with growth of 9.7% over the last twelve months. These remain strongly influenced by an increased volume of transactions with credit card customers and fees from online and investment bankingg.

•	Strong growth in NTI (up 31.5% year-on-year), thanks to a very good performance from the Global Markets unit in the first part of the year.

•	In the other income/expenses heading (up 18.7% year-on-year), earnings from insurance activity performed strongly , partly due to the change introduced at the end of 2016 relating to the method for calculating mathematical reserves.

•	Operating expenses continued to grow at a controlled pace (up 4.9% year-on-year), below both the area’s gross income growth (up 10.4%) and the country’s inflation rate. As a result, the efficiency ratio stood at 34.4% through September 2017.

•	Impairment losses on financial assets grew by 8.9% year-on-year, in line with the increase in the loan-book over the same period (up 8.9%). The above puts the area’s cumulative cost of risk at 3.36%.

Overall, BBVA in Mexico posted a net attributable profit in the first nine months of the year of €1,616m, a year-on-year increase of 15.3%.

JANUARY-SEPTEMBER 2017	BUSINESS AREAS	P.34

Turkey

Highlights

•	Solid growth in Turkish lira activity, despite less use of the CGF program.

•	Very positive trend in more recurring revenue items.

•	Operating expenses growing below inflation and gross income.

•	Improvement in asset quality indicators, which continue to outperform the rest of the sector.

Business activity (1)

(Year-on-year change at constant exchange rate. Data as of 30-09-2017)

(1)	Excluding repos.

Net interest income/ATAs

(Percentage. Constant exchange rate)

Operating income

(Million euros at constant exchange rate)

(1)	At current exchange rate: -5.5%.

Net attributable profit

(Million euros at constant exchange rate)

(1)	At current exchange rate: +22.5%.

Breakdown of performing loans under management (1)

(30-09-2017)

(1)	Excluding repos.

Breakdown of customer funds under management (1)

(30-09-2017)

(1)	Excluding repos.

JANUARY-SEPTEMBER 2017	BUSINESS AREAS	P.35

Macro and industry trends

According to the most recent figures from the Turkish Statistical Institute, economic growth stood at 5.1% in year-on-year terms in the second quarter of 2017. Investment and private consumption were the main contributors whilst the contribution of government spending was negative for the first time in the last nine quarters. Government stimuli appear to be leveraging growth via private consumption, which is increasing household confidence, and by encouraging investments, through access to credit facilities fostered by the Credit Guarantee Fund (CGF). BBVA Research has therefore revised its forecast up to 6% for 2017.

Headline Inflation has remained high, rising. It rose to 11.2% as of September 2017. Core inflation hit double digits, though negative food inflation prevented headline inflation from climbing further.

As inflation has remained in double digits, the CBRT has kept its monetary policy tight. Since the end of last year, there has been an increase of around 368 basis points in the average funding rate (from 8.31% to 11.99%). Currency depreciation is expected to continue in the medium term.

The Turkish financial sector has showed signs of moderation. Although the year-on-year growth rate in total lending (adjusted for the effect of the depreciation of the lira) increased to 20.4% at the end of September (compared to 17.7% as of June), the last 13 weeks trend decreased from 29.2% to 14.5%. This slowdown came mainly from commercial lending, which is in a cooldown after the initial boost from the government’s CGF program. Deposit gathering , also adjusted for the effect of the depreciation of the lira, continued to grow to around a year-on-year 12.1% as of September. Foreign-exchange deposits grew by 16.2%, mainly due to the comparison with the exceptionally low figure in this period last year. The NPL ratio remained close to 3.1%.

Financial statements and relevant business indicators

  (Million euros and percentage)

Income statement	Jan.-Sep. 17	Δ%	Δ%(1)	Jan.-Sep. 16
Net interest income	2,399	(4.6)	16.5	2,516
Net fees and commissions	537	(7.0)	13.6	578
Net trading income	22	(82.6)	(78.8)	124
Other income/expenses	50	32.3	61.6	38
Gross income	3,008	(7.6)	12.9	3,255
Operating expenses	(1,135)	(10.9)	8.8	(1,274)
Personnel expenses	(605)	(9.2)	10.9	(666)
Other administrative expenses	(392)	(11.4)	8.3	(443)
Depreciation	(137)	(16.7)	1.7	(165)
Operating income	1,873	(5.5)	15.5	1,981
Impairment on financial assets (net)	(352)	(24.8)	(8.1)	(468)
Provisions (net) and other gains (losses)	(12)	(69.7)	(63.0)	(38)
Profit/(loss) before tax	1,510	2.3	25.0	1,475
Income tax	(308)	1.6	24.1	(304)
Profit/(loss) for the year	1,201	2.5	25.3	1,172
Non-controlling interests	(634)	(10.5)	9.3	(708)
Net attributable profit	568	22.5	49.6	464

Balance sheets	30-09-17	Δ%	Δ% (1)	31-12-16
Cash, cash balances at central banks and other demand deposits	3,547	30.2	47.6	2,724
Financial assets	11,956	(12.5)	(0.9)	13,670
Loans and receivables	62,349	(3.8)	9.0	64,814
of which loans and advances to customers	53,203	(4.3)	8.4	55,612
Tangible assets	1,355	(5.2)	7.4	1,430
Other assets	1,803	(19.1)	(8.3)	2,229

Total assets/liabilities and equity	81,010	(4.5)	8.2	84,866

Financial liabilities held for trading and designated at fair value through profit or loss	553	(45.1)	(37.8)	1,009
Deposits from central banks and credit institutions	12,589	(6.7)	5.8	13,490
Deposits from customers	45,650	(3.4)	9.5	47,244
Debt certificates	8,082	2.2	15.8	7,907
Other liabilities	11,487	(10.9)	1.0	12,887
Economic capital allocated	2,648	13.7	28.8	2,330

Relevant business indicators	30-09-17	Δ%	Δ%(1)	31-12-16
Loans and advances to customers (gross) (2)	55,486	(4.2)	8.5	57,941
Non-performing loans and guarantees given	1,727	(12.9)	(1.2)	1,982
Customer deposits under management (2)	46,032	(3.1)	9.9	47,489
Off-balance-sheet funds (3)	3,914	4.3	18.2	3,753
Risk-weighted assets	64,611	(8.1)	4.1	70,337
Efficiency ratio (%)	37.7			40.8
NPL ratio (%)	2.5			2.7
NPL coverage ratio (%)	138			124
Cost of risk (%)	0.83			0.87

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance-sheet funds.

JANUARY-SEPTEMBER 2017	BUSINESS AREAS	P.36

Activity

In March 2017, BBVA completed the acquisition of an additional 9.95% stake in the share capital of Garanti, increasing BBVA’s total stake in this entity to 49.85%, which continues to be incorporated into the Group’s financial statements by the full integration method.

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate. These rates, together with changes at current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

The solid growth of lending activity (performing loans under management) in the area has been maintained. The total portfolio posted a year-to-date growth rate of 8.8%, driven once more by the Turkish lira loans. Foreign-currency loans continued their declining trend. By segments, business banking loans grew at a lesser pace in the last three months. The reason is that Garanti was one of the first banks to benefit from the aforementioned CGF program, which is backed by the Turkish Treasury to foster commercial loans. Currently, Garanti has reached its limits in this program for the quarter, while the public banks have been increasing their exposure to these kinds of loans. Consumer loans continued to perform favorably, with a stronger price discipline. However, public banks have shown more risk appetite in the last three months. General purpose loans and credit cards also performed well. Additionally, the positive trend in mortgage loans continued among the private banks, including Garanti. It is worth noting that Garanti is strengthening its market position in the credit card segment, mainly thanks to the increase in commercial credit cards. In addition, Garanti recorded a higher growth in consumer lending than its private peers (up 20.9% from December and up 5.5% from June).

In asset quality, the NPL ratio remained stable at 2.5%, well below the sector average thanks to weak NPL inflows. The NPL coverage ratio stands at 138%.

Customer deposits remain the main source of funding for the balance sheet in the area, and grew by 9.9% in the last nine months (up to 2.1% in the quarter). Turkish lira customer deposits were strong due to the shift from foreign currency deposits. There was a good performance by Turkish lira current and savings customer deposits, which continued to support funding, at almost zero cost. The total volume of funds in current and savings accounts represents 24.3% of total customer deposits as of 30-September-2017.

Results

Turkey has generated a cumulative net attributable profit of €568m through September 2017, up 49.6% on the figure in the same period in 2016. The most significant aspects of the year-on-year changes of the income statement are as follows:

•	Positive performance of net interest income (up 16.5% year-on-year and 3.4% over the quarter). This positive trend is a result of increased in activity, good management of customer spreads (despite the CBRT tight monetary policy), higher securities income (as a result of an increase in the base inflation estimates made in the previous quarter and used for the valuation of CPI linked bonds) and a slight rise in security portfolio volume.

•	Income from fees and commissions continues to perform well, both in the quarter (up 7.4%) and year-on-year (up 13.6%), thanks to good diversification (payment systems, money transfers, loans, insurance, etc.). This positive performance has been achieved despite the lower generation of fees for account maintenance due to the suspension of charges in the retail segment implemented by the Turkish Council of State as of January, 2016, and the high revenues generated in the same period of 2016 by the Miles & Smiles program.

•	Reduction of NTI (down 78.8%) mainly due to the higher base of comparison because of the capital gains generated in the first half of 2016 from the VISA deal.

•	Overall, gross income was 12.9% higher than in the first nine months of 2016.

•	Operating expenses increased by 8.8%, below both the inflation rate and the year-on-year growth rate showed of gross income, thanks to strict cost discipline. As a result, the efficiency ratio declined to 37.7% (38.4% in the first half of 2017 and 40.8% in 2016).

•	Impairment losses on financial assets decreased once again (down 8.1%). As a result, the cost of risk in the area closed the first nine months of 2017 at 0.83%.

•	Finally, BBVA Group’s additional stake of 9.95% in Garanti’s capital had a positive effect of reducing the non-controlling interest heading by approximately €93m.

JANUARY-SEPTEMBER 2017	BUSINESS AREAS	P.37

South America

Highlights

•	Activity continues to grow at a good pace.

•	More recurring revenue items performing very well.

•	Expenses increasing below inflation and the growth in gross income.

•	Stable risk indicators.

Business activity (1)

(Year-on-year change at constant exchange rate. Data as of 30-09-2017)

(1)	Excluding repos.

Net interest income/ATAs

(Percentage. Constant exchange rate)

Operating income

(Million euros at constant exchange rate)

(1)	At current exchange rate: +13.8%.

Net attributable profit

(Million euros at constant exchange rate)

(1)	At current exchange rate: +6.9%.

Breakdown of performing loans under management (1)

(30-09-2017)

(1)	Excluding repos.

Breakdown of customer funds under management (1)

(30-09-2017)

(1)	Excluding repos.

JANUARY-SEPTEMBER 2017	BUSINESS AREAS	P.38

Macro and industry trends

South America is starting to show signs of a moderate recovery. Most countries in BBVA’s regional footprint have been registering growth since the first quarter of 2017, reflecting the good performance of the export sector, fueled by an improvement in commodity prices. On top of this, uncertainty has eased, leading to a slight improvement in confidence levels, which are still weak. BBVA Research expects the export sector to continue driving the current recovery, supported by investment and, to a lesser degree, by consumption. This will lead to an slight positive increase in growth this year. The region’s economy is expected to gather momentum over the coming years, with growth approaching its potential.

Most South American countries are experiencing a downward adjustment in inflation due to recent exchange rate stability and stronger commodity prices (except Argentina). Against this backdrop of low inflation, and with the goal of supporting the recovery, central banks in the region are continuing to implement expansive monetary policies.

As regards the financial systems within BBVA’s regional footprint, the macroeconomic backdrop and reduced levels of banking penetration in these countries in aggregate terms

(obviously with differences between countries) are producing strong results in terms of the main indicators of profitability and solvency, while non-performing loans remain under control. In addition, there has been sustained growth in lending and deposits.

Activity

All the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate, unless expressly stated otherwise. These rates, together with changes at the current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

Lending (performing loans under management) increased by

5.7% relative to December 2016 and 4.6% over the quarter.

By segments, the strong performance of the individual customer segment (particularly consumer finance, credit cards and, to a lesser degree, mortgages) outpaced growth in the commercial and public sectors. By country, the fastest growth continues to be in Argentina (up 39.4%), Chile (up 4.9%) and Colombia (up 4.4%). Overall, year-on-year growth in the area’s loan book accelerated to 9.5%.

In terms of asset quality, the NPL ratio closed 30-Sep-2017 at 3.5%. This was practically the same level as the close of the first half of 2017. The NPL coverage ratio also held steady relative to June 2017 at 94%.

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	Jan.-Sep. 17	Δ%	Δ% (1)	Jan.-Sep. 16
Net interest income	2,393	9.7	12.9	2,182
Net fees and commissions	532	13.0	15.9	470
Net trading income	350	(21.2)	(0.4)	444
Other income/expenses	65	n.s.	165.6	(81)
Gross income	3,340	10.7	13.1	3,016
Operating expenses	(1,513)	7.3	10.8	(1,410)
Personnel expenses	(782)	6.8	9.4	(732)
Other administrative expenses	(641)	6.0	10.2	(604)
Depreciation	(91)	22.2	30.5	(74)
Operating income	1,827	13.8	15.0	1,606
Impairment on financial assets (net)	(555)	44.7	44.5	(383)
Provisions (net) and other gains (losses)	(63)	137.3	12.4	(27)
Profit/(loss) before tax	1,209	1.1	5.3	1,196
Income tax	(347)	(15.0)	0.9	(408)
Profit/(loss) for the year	862	9.5	7.1	788
Non-controlling interests	(246)	16.5	11.6	(212)
Net attributable profit	616	6.9	5.4	576

Balance sheets	30-09-17	Δ%	Δ% (1)	31-12-16
Cash, cash balances at central banks and other demand deposits	6,814	(35.6)	(24.0)	10,586
Financial assets	12,110	12.8	23.3	10,739
Loans and receivables	52,144	(3.5)	6.8	54,057
of which loans and advances to customers	46,990	(3.5)	6.8	48,718
Tangible assets	726	(10.0)	8.1	807
Other assets	1,689	(2.4)	8.6	1,729

Total assets/liabilities and equity	73,483	(5.7)	5.2	77,918

Financial liabilities held for trading and designated at fair value through profit or loss	2,476	(4.2)	2.9	2,585
Deposits from central banks and credit institutions	7,776	16.8	27.1	6,656
Deposits from customers	44,374	(7.4)	4.4	47,927
Debt certificates	7,029	(5.6)	1.9	7,447
Other liabilities	9,004	(15.1)	(5.3)	10,600
Economic capital allocated	2,826	4.5	18.0	2,703

Relevant business indicators	30-09-17	Δ%	Δ% (1)	31-12-16
Loans and advances to customers (gross) (2)	48,608	(3.4)	7.0	50,316
Non-performing loans and guarantees given	1,865	14.0	24.4	1,637
Customer deposits under management (3)	44,586	(7.8)	4.0	48,334
Off-balance-sheet funds (4)	12,249	2.9	15.2	11,902
Risk-weighted assets	53,923	(6.1)	5.8	57,443
Efficiency ratio (%)	45.3			46.7
NPL ratio (%)	3.5			2.9
NPL coverage ratio (%)	94			103
Cost of risk (%)	1.51			1.15

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Excluding repos and including specific marketable debt securities.
(4)	Includes mutual funds, pension funds and other off-balance-sheet funds.

JANUARY-SEPTEMBER 2017	BUSINESS AREAS	P.39

Customer funds have grown over the course of the year by 6.2% (up 10.8% year-on-year). This trend is explained by the good performance of transactional funds (up 6.9% since December and up 16.6% year-on-year in current and savings accounts) and off-balance-sheet funds (up 15.2% and 15.3% respectively). The trends are particularly positive in Argentina (up 17.8% relative to December 2016), Paraguay (up 7.1%), Colombia (up 6.0%) and, to a lesser degree, Peru (up 0.6%).

Results

South America posted a cumulative net attributable profit of €616m, up 5.4% year-on-year (up 6.9% at current exchange rates). The key aspects of the year-on-year changes in the income statement in the area are:

•	Gross income has grown by 13.1%, thanks to the strong capacity to generate recurring revenues in the area. Net interest income outpaced growth in the loan book (up 12.9%), on the back of greater volumes and effective price management, while net fees and commissions rose by 15.9%. There was a slight reduction in NTI, which was affected by more buoyant earnings from capital gains on the sale of holdings during the same period of 2016.

•	Operating expenses increased by less than gross income (up 10.8%) due to cost controls implemented in all the countries. In fact, growth in this heading outpaced the inflation rate in most of the countries.

•	The pace of growth in impairment on financial assets slowed to 44.5%. This heading is affected by the impact of provisions associated with one particular customer. However, the slowdown puts the cumulative cost of risk at 1.51% to the end of September, slightly below the first half of 2017 (1.52%).

By country, recurring revenues performed well in Argentina: growth in net interest income continues accelerating and cumulative net fees and commissions are performing excellently. However, expenses remain affected by high inflation. In July, BBVA Francés carried out a USD 400m share capital increase to finance the bank’s organic growth, given the good economic outlook for the country, which has resulted in a higher charge under the non-controlling interests heading. As a result of the above, net attributable profit increased by 1.6% year-on-year. In Chile, positive developments in gross income (net interest income is growing thanks to growth in lending and effective management of customer spreads) and the decline in expenses comfortably offset the rise in loan-loss provisioning and the increase in the nominal tax rate. Accordingly, the country recorded 32.0% higher net attributable profit relative to January-September 2016. In Colombia, gross income performed strongly, thanks to positive figures from net interest income and net fees and commissions, albeit mitigated by smaller NTI (the same period of 2016 included capital gains from the disposal of equity holdings) and an increase in loan-loss provisioning. As a result, net attributable profit was 22.3% lower than in the same period of 2016. In Peru, net attributable profit grew by 4.5% when compared to the figure for the first nine months of last year. However, the good NTI performance and a reduction in expenses were largely mitigated by moderate growth in recurring revenues and greater loan-loss provisions.

South America. Data per country (Million euros)

	Operating income				Net attributable profit
Country	Jan.-Sep. 17	Δ%	Δ% (1)	Jan.-Sep. 16	Jan.-Sep. 17	Δ%	Δ% (1)	Jan.-Sep. 16
Argentina	381	(4.6)	6.5	400	163	(9.0)	1.6	179
Chile	316	27.2	22.1	249	138	37.5	32.0	100
Colombia	476	26.5	21.5	377	133	(19.1)	(22.3)	164
Peru	547	9.4	5.9	500	130	8.0	4.5	120
Other countries (2)	106	31.1	68.6	81	52	n.s.	116.4	13

Total	1,827	13.8	15.0	1,606	616	6.9	5.4	576

(1)	Figures at constant exchange rate.
(2)	Venezuela, Paraguay, Uruguay and Bolivia. Additionally, it includes eliminations and other charges.

South America. Relevant business indicators per country (Million euros)

	Argentina		Chile		Colombia		Peru
	30-09-17	31-12-16	30-09-17	31-12-16	30-09-17	31-12-16	30-09-17	31-12-16
Loans and advances to customers (gross) (1, 2)	5,396	3,696	14,472	13,769	12,320	11,603	13,259	13,334
Deposits from customers	43	36	385	404	685	455	651	649
Customer deposits under management (1, 3)	6,230	5,498	9,146	9,441	11,991	11,584	12,206	12,266
Off-balance-sheet funds (1, 4)	1,278	877	1,609	1,402	1,004	676	1,537	1,394
Risk-weighted assets	8,540	8,717	13,652	14,300	12,001	12,185	15,203	17,400
Efficiency ratio (%)	56.7	53.8	45.2	49.1	36.6	38.9	35.6	35.8
NPL ratio (%)	0.8	0.8	2.4	2.6	5.4	3.5	3.9	3.4
NPL coverage ratio (%)	288	391	66	66	87	105	103	106
Cost of risk (%)	1.12	1.48	0.78	0.74	2.74	1.34	1.48	1.31

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Excluding repos and including specific marketable debt securities.
(4)	Includes mutual funds, pension funds and other off-balance-sheet funds.

JANUARY-SEPTEMBER 2017	BUSINESS AREAS	P.40

Rest of Eurasia

Highlights

•	Positive trend in lending activity in the European branches.

•	Deposit performance strongly affected by the low interest-rate environment.

•	Slight increase in earnings, supported by a positive performance in Europe and a decline in operating expenses.

•	Stable asset quality indicators.

Macro and industry trends

The Eurozone economy continued to post solid growth in the first half of 2017. In accordance with information from Eurostat, the GDP in the region has grown at a relatively stable quarterly rate of around 0.6% since the end of last year. This growth is supported both by the strength of domestic factors and the sustainability of increased global demand. However, uncertainty remains high. Some stimuli that are supporting the recovery could no longer be in place in the coming quarters, making it difficult to imagine a significant future acceleration in an economy that has already been growing above its potential since 2015. Overall, BBVA Research expects growth of over 2% in 2017, due to the solidity of domestic demand and a slight positive contribution from the foreign sector. Fiscal policy will remain expansive in the area as a whole. The ECB remains cautious with respect to future inflation and the possible impact of the recent appreciation in the euro. It is therefore maintaining its commitment to an accommodative monetary policy, which should be reflected in what will be a gradual withdrawal of the unconventional monetary policy measures.

Activity and results

This business area basically includes the Group’s retail and wholesale business in Europe (excluding Spain) and Asia.

The area’s loan book (performing loans under management) was up 3.0% at the close of September 2017, compared to the figure at the end of 2016, explained by growth in the branches in Europe (up 8.4%). Asia, which accounts for under 20% of the total loan portfolio in the area, declined by 17.6%.

With respect to the main credit risk indicators, since March 2017 the NPL ratio has remained steady, closing September at 2.6%, the same figure as June 2017, while in December 2016 stood at 2.7%. The NPL coverage ratio has risen to 85% (82% as of 30-Jun-2017 and 84% as of 31-Dec-2016).

Customer deposits under management are still strongly influenced by the environment of negative interest rates. With data as of 30-Sep-2017 they have fallen by 29.1% since December 2016 (down 14.9% in Europe and down 84.7% in Asia).

Financial statements and relevant business indicators

(Million euros. Percentage)

Income statement	Jan.-Sep. 17	Δ%	Jan.-Sep. 16
Net interest income	144	17.1	123
Net fees and commissions	125	(6.6)	134
Net trading income	98	41.9	69
Other income/expenses	1	(98.0)	42
Gross income	368	0.1	368
Operating expenses	(227)	(9.1)	(250)
Personnel expenses	(116)	(11.6)	(131)
Other administrative expenses	(103)	(6.6)	(110)
Depreciation	(9)	(3.7)	(9)
Operating income	141	19.7	118
Impairment on financial assets (net)	10	39.7	7
Provisions (net) and other gains (losses)	(8)	n.s.	12
Profit/(loss) before tax	142	4.0	137
Income tax	(41)	11.9	(36)
Profit/(loss) for the year	101	1.2	100
Non-controlling interests	0	—	0
Net attributable profit	101	1.2	100

Balance sheets	30-09-17	Δ%	31-12-16
Cash, cash balances at central banks and other demand deposits	1,096	(18.1)	1,337
Financial assets	961	(46.2)	1,787
Loans and receivables	15,838	1.7	15,574
of which loans and advances to customers	15,657	2.2	15,325
Inter-area positions	—	—	—
Tangible assets	36	(4.6)	38
Other assets	310	(16.2)	369

Total assets/liabilities and equity	18,241	(4.5)	19,106

Financial liabilities held for trading and designated at fair value through profit or loss	45	(33.4)	67
Deposits from central banks and credit institutions	2,331	(12.7)	2,670
Deposits from customers	6,676	(29.0)	9,396
Debt certificates	231	(26.6)	315
Inter-area positions	6,539	35.6	4,822
Other liabilities	1,481	156.9	577
Economic capital allocated	938	(25.5)	1,259

Relevant business indicators	30-09-17	Δ%	31-12-16
Loans and advances to customers (gross) (1)	16,172	2.1	15,835
Non-performing loans and guarantees given	624	(1.4)	633
Customer deposits under management (1)	6,612	(29.1)	9,322
Off-balance-sheet funds (2)	367	0.1	366
Risk-weighted assets	13,525	(13.5)	15,637
Efficiency ratio (%)	61.8		69.6
NPL ratio (%)	2.6		2.7
NPL coverage ratio (%)	85		84
Cost of risk (%)	(0.09)		(0.22)

(1)	Excluding repos.
(2)	Includes mutual funds, pension funds and other off-balance-sheet funds.

JANUARY-SEPTEMBER 2017	BUSINESS AREAS	P.41

Regarding earnings, gross income remains at similar levels compared to the same period last year, but the figures differ according to the geographic area: Rest of Europe showed growth of 18.4%, while, Asia, posted a decline of 56.5%, mainly due to the payment of the CNCB dividend in 2016. Operating expenses continue to moderate (down 9.1% year-on-year), due mainly to control of personnel and other administrative expenses (amortization also declined by 3.7%). Finally, there were no relevant changes over the quarter in impairment losses on financial assets. As a result, this geographic area posted a cumulative net attributable profit through September of €101m up 1.2% when compared to the same period in 2016.

JANUARY-SEPTEMBER 2017	BUSINESS AREAS	P.42

Corporate Center

The Corporate Center basically includes the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of equity instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding earnings, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles. The Corporate Center’s income statement has been influenced mainly by:

•	Greater contribution from NTI than in the same period last year, mainly due to the registration of €228m in pre-tax capital gains from the sale of the stake in CNCB (€204m in the first quarter for the sale of 1.7% and €24m in the third quarter for the disposal of the remaining 0.34%).

•	Decline in the other income/expenses heading (down 63.9%), very strongly affected by the reduction in the dividend paid by Telefónica in the second quarter of 2017 from €0.4 in the second quarter of 2016 to €0.2 per share.

•	Containment of operating expenses, which declined 1.5% year-on-year.

Overall, the Corporate Center posted a cumulative negative result of €654m, compared with a bigger loss of €700m in the same period of 2016.

Financial statements (Million euros. Percentage)

Income statement	Jan.-Sep. 17	Δ%	Jan.-Sep. 16
Net interest income	(274)	(20.2)	(344)
Net fees and commissions	(66)	(18.3)	(81)
Net trading income	293	18.8	247
Other income/expenses	34	(63.9)	95
Gross income	(13)	(84.6)	(83)
Operating expenses	(660)	(1.5)	(670)
Personnel expenses	(352)	(1.7)	(358)
Other administrative expenses	(78)	(10.6)	(87)
Depreciation	(230)	2.4	(225)
Operating income	(673)	(10.7)	(753)
Impairment on financial assets (net)	(1)	(96.9)	(26)
Provisions (net) and other gains (losses)	(58)	(59.6)	(143)
Profit/(loss) before tax	(731)	(20.7)	(922)
Income tax	92	(59.1)	224
Profit/(loss) for the year	(640)	(8.3)	(698)
Non-controlling interests	(14)	n.s.	(3)
Net attributable profit	(654)	(6,6)	(700)

Balance sheets	30-09-17	Δ%	31-12-16
Cash, cash balances at central banks and other demand deposits	4	n.s.	(2)
Financial assets	1,772	5.7	1,675
Loans and receivables	—	—	130
of which loans and advances to customers	—	—	130
Inter-area positions	(3,443)	(26.1)	(4,658)
Tangible assets	1,929	(4.7)	2,023
Other assets	15,114	(20.5)	19,017

Total assets/liabilities and equity	15,375	(15.5)	18,186

Financial liabilities held for trading and designated at fair value through profit or loss	—	—	—
Deposits from central banks and credit institutions	—	—	—
Deposits from customers	—	—	—
Debt certificates	8,989	(14.3)	10,493
Inter-area positions	(21,668)	12.8	(19,217)
Other liabilities	479	(82.0)	2,666
Economic capital allocated	(25,179)	(5.2)	(26,559)
Shareholders’ funds	52,755	3.8	50,803

JANUARY-SEPTEMBER 2017	BUSINESS AREAS	P.43

Other information: Corporate & Investment Banking

Highlights

•	Lending stable over the quarter.

•	Increase in deposits.

•	Positive trend in earnings, strongly supported by good revenue performance, cost restraint and lower provisions.

•	Stable risk indicators.

Business activity (1)

(Year-on-year change at constant exchange rate. Data as of 30-09-2017)

(1)	Excluding repos.

Gross income/ATAs

(Percentage. Constant exchange rate)

Operating income

(Million euros at constant exchange rate)

(1)	At current exchange rate: +9.5%.

Net attributable profit

(Million euros at constant exchange rate)

(1)	At current exchange rate: +39.4%.

Breakdown of performing loans under management (1)

(30-09-2017)

(1)	Excluding repos.

Breakdown of customer funds under management (1)

(30-09-2017)

(1)	Excluding repos.

JANUARY-SEPTEMBER 2017	BUSINESS AREAS	P.44

Financial market trends

The third quarter of the year has featured a general rise in long-term interest rates, initially led by Europe, following a speech by Mario Draghi marked by optimism about the recovery. Subsequently other central banks fell in line when the United States made a further interest-rate hike in June.

These actions did not point to a radical change in monetary policy, but they did confirm a transition to a less accommodative environment. Thus the rise in long-term interest rates may be seen as a readjustment toward levels that are more in line with the fundamentals. It was only interrupted by one-off episodes related to policy risk in the United States (problems with raising the debt ceiling) and geopolitical risks that have, nevertheless, not generated either volatility or tension in the financial markets; in fact, they have coexisted with risk-taking strategies. Thus the uptick in interest rates was compatible with general rises in equity, the good performance of the banking sector, a reduction in the risk premium on the periphery and inflows into emerging markets.

In the Eurozone, the transition to less accommodative monetary policies has led to an appreciation of the euro to levels of USD 1.18 as of September 30, 2017 from USD 1.14 at the close of June. However, Janet Yellen’s recent speech pointing to the Fed’s intention of moving forward with its interest-rate hikes this year has moderated the trend for the appreciation of the euro.

Activity

All the comments below on rates of change, for both activity and earnings, will be given at constant exchange rates, unless expressly stated otherwise. These rates, together with changes at the current exchange rates, can be seen in the attached tables of financial statements and relevant business indicators.

The market context remains unchanged, with margins squeezed and surplus liquidity. Lending (performing loans under management) has continued stable over the quarter, though it has declined by 2.7% since December 2016. Performance has varied by geographic area: outstanding growth in the rest of Europe, Mexico, Argentina, Chile and Colombia, and a decline in Spain, the United States and Peru.

With respect to asset quality indicators, the NPL ratio was 0.8% as of 30-Sep-2017, an improvement on the December 2016 figure (1.0%) and remains stable versus June 2017 (0.8%). The NPL coverage ratio, 100% at the same date, has improved on June 2017 (89%) and December 2016 (79%).

Financial statements and relevant business indicators (Million euros and percentage)

Income statement	Jan.-Sep. 17	Δ%	Δ% (1)	Jan.-Sep. 16
Net interest income	822	(17.5)	(16.4)	996
Net fees and commissions	525	9.4	10.3	480
Net trading income	621	56.0	64.9	398
Other income/expenses	104	0.7	0.1	103
Gross income	2,072	4.8	6.8	1,978
Operating expenses	(734)	(2.8)	(2.2)	(756)
Personnel expenses	(359)	(6.5)	(6.1)	(384)
Other administrative expenses	(295)	(1.2)	(0.2)	(298)
Depreciation	(80)	9.8	10.3	(73)
Operating income	1,338	9.5	12.5	1,222
Impairment on financial assets (net)	(40)	(79.7)	(79.7)	(197)
Provisions (net) and other gains (losses)	(30)	(53.7)	(54.2)	(65)
Profit/(loss) before tax	1,268	32.1	36.7	960
Income tax	(360)	23.6	28.7	(291)
Profit/(loss) for the year	908	35.7	40.2	669
Non-controlling interests	(98)	11.3	19.1	(88)
Net attributable profit	810	39.4	43.3	581

Balance sheets	30-09-17	Δ%	Δ% (1)	31-12-16
Cash, cash balances at central banks and other demand deposits	1,567	(39.7)	(34.0)	2,600
Financial assets	72,246	(12.6)	(12.1)	82,666
Loans and receivables	80,968	(8.0)	(5.6)	87,988
of which loans and advances to customers	56,532	(6.4)	(3.5)	60,428
Inter-area positions	—	—	—	—
Tangible assets	28	(19.6)	(18.3)	35
Other assets	3,557	42.7	48.0	2,492

Total assets/liabilities and equity	158,365	(9.9)	(8.3)	175,781

Financial liabilities held for trading and designated at fair value through profit or loss	47,346	(13.6)	(12.9)	54,785
Deposits from central banks and credit institutions	36,276	(17.0)	(16.9)	43,705
Deposits from customers	45,468	1.4	3.9	44,836
Debt certificates	491	(14.3)	(13.3)	574
Inter-area positions	21,391	(10.7)	(5.7)	23,957
Other liabilities	3,745	(2.7)	(1.5)	3,850
Economic capital allocated	3,646	(10.5)	(8.1)	4,074

Relevant business indicators	30-09-17	Δ%	Δ% (1)	31-12-16
Loans and advances to customers (gross) (2)	51,740	(6.2)	(2.9)	55,160
Non-performing loans and guarantees given	633	(21.7)	(17.1)	808
Customer deposits under management (2)	38,715	2.9	6.0	37,616
Off-balance-sheet funds (3)	1.277	10.3	22.4	1.157
Efficiency ratio (%)	35.4			37.7
NPL ratio (%)	0.8			1.0
NPL coverage ratio (%)	100			79
Cost of risk (%)	0.11			0.12

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance-sheet funds.

JANUARY-SEPTEMBER 2017	BUSINESS AREAS	P.45

Customer funds increased by 6.4% since December 2016 and 5.1% over the quarter. Growth in Spain, Mexico and Colombia has offset a decline in Eurasia.

Results

CIB posted a net attributable profit of €810m in the first nine months of 2017, 43.3% up on the same period of 2016. This is mainly due to good revenue figures, contained expenses and a lower level of loan-loss provisions. The highlights of the income statement are summarized below:

•	Year-on-year increase in gross income (up 6.8%), thanks to the results of managing market volatility, above all in the first quarter of 2017, and the positive performance of income from fees and commissions, basically in Spain.

The corporate finance business between January and September 2017 was characterized by a high level of activity and a significant marketing effort, which has resulted in BBVA winning numerous mandates, some of which will be finalized in the coming months.

The Equity Capital Markets (ECM) unit has continued very active in the primary equity market in the third quarter of 2017. After August, a month with traditionally low activity, the market began to gain traction over the initial weeks of September. Currently work is being done on a number of mandates that will also be completed in the following months.

From the point of view of mergers & acquisitions (M&A), the third quarter continued in line with the good outlook of the first quarter of the year, both in terms of number of deals closed and their volume. The interest of international investors in investing in Spain is still at high levels, despite some turmoil in the short term. The M&A market continues to take advantage of low short-term interest rates, abundant liquidity and the positive macroeconomic environment.

In addition, BBVA has demonstrated its leading position in green finance, as one of the most active financial institutions in the green bond and green loan markets. BBVA believes and is committed to this growing financing market, so it is opening up the range of “green and sustainable” financing products for its customers (bonds, loans, credit facilities, project finance, etc.).

•	Cumulative operating expenses have declined by 2.2% versus the same period in 2016. The keys to this figure continue to be a slowdown in the growth of personnel and discretionary expenses, and the increase in costs associated with the investment plan in technology.

•	Lastly, it is worth noting the lower impairment losses on financial assets with respect to the same period in 2016 (when there were increased provisions arising from the downgrades in the ratings of some oil & gas companies in the United States, above all during the first three months of this year).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 27, 2017	By:	/s/ María Angeles Peláez Morón
	Name:	María Angeles Peláez Morón
	Title:	Authorized representative